Exhibit 99.1

Atlatsa
RESOURCES CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS

EMPOWERED TO PRODUCE

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

TABLE OF CONTENTS

1.0 Glossary of Terms	3

1.1 Introduction	4

1.2 Overview	8

1.3 Bokoni Restructure Plan announced September 16, 2015	13

1.4 Debt Arrangements	13
1.4.1. Senior Facilities Agreement	13
1.4.2. Working Capital Facility	15
1.4.3. Advance on the Purchase of Concentrate Revenue	15
1.4.4. Term Loan Facility Agreement	16
1.4.5. Security	16

1.5 Black Economic Empowerment	16

1.6 Environmental Matters	16

1.7 Operations	17
1.7.1. Bokoni Mine	17
1.7.2. Platreef Exploration Properties, Northern Limb	20
1.7.2.1. Rietfontein Project	20
1.7.2.2. Central Block	21
1.7.2.3. Kwanda Project	21

1.8 Discussion of Operations	21

1.9 Summary of Quarterly Results	26

1.10 Liquidity	27
1.10.1. Going Concern Assumption	29
1.10.1.1. Bokoni Restructure Plan	29
1.10.1.2. Anglo Platinum letter of financial support	30
1.10.1.3. Term Loan Facility Agreement	30
1.10.1.4. Senior Facilities Agreement	32
1.10.2. Going Concern Conclusion	32

1.11 Capital Resources	32

1.12 Off-Balance Sheet Arrangements	33

1.13 Transactions with Related Parties	33

1.14 Proposed Transactions	35

1.15 Critical Accounting Estimates	35

1.16 Changes in Accounting Policies	41

1.17 Financial Instruments and Risk Management	42

1.18 Other MD&A Requirements	47

1.19 Disclosure of Outstanding Share Data	47

1.20 Internal Controls over Financial Reporting Procedures	49

1.21 Risk Factors	51

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

1.0 Glossary of Terms

In addition to terms defined in the text of this Management’s Discussion and Analysis (“MD&A”), certain terms used in this MD&A are defined as follows:

“2009 Senior Debt Facility” means the senior term loan facility provided by RPM to Plateau, which was paid out and extinguished on December 13, 2013;

“AG8” means an adjustment to the carrying amount of the financial instrument (i.e. the Senior Facilities Agreement) should the estimated future cash flows or the interest rate change after the calculation of the effective interest rate on initial recognition. This means that any change in expectations of future cash flows or interest rates are reflected in the adjusted carrying amount, and that change in the carrying amount is recognized immediately as a gain or loss in the Consolidated Statement of Comprehensive Income;

“Anglo Platinum” means Anglo American Platinum Limited, a subsidiary of Anglo American plc;

“Atlatsa Holdings” means Atlatsa Holdings Proprietary Limited, a private company incorporated under the laws of South Africa;

“Boikgantsho” means Boikgantsho Platinum Mine Proprietary Limited, a wholly owned subsidiary of Bokoni Holdco, located on the Northern Limb of the Bushveld Complex in South Africa, on the Drenthe and Witrivier farms, and the Northern portion of the Overysel farm. The mineral properties of both farms were sold to RPM on December 13, 2013. This company is dormant as of December 13, 2013;

“Bokoni” or “Bokoni Mine” means Bokoni Platinum Mines Proprietary Limited, a private company incorporated under the laws of South Africa, formerly named Richtrau No. 177 Proprietary Limited, and which is a wholly owned subsidiary of Bokoni Holdco;

“Eastern Ga-Phasha” means the Eastern section of Ga-Phasha, located on the Eastern Limb of the Bushveld Complex in South Africa, comprising the farms Paschaskraal and De Kamp, which was sold and transferred to RPM on December 13, 2013;

“Fair value” of a loan represents the fair value difference between the Company’s cost of borrowing when compared to a market related cost of borrowing available to the Company;

“Ga-Phasha” means Ga-Phasha Platinum Mine Proprietary Limited, a wholly owned subsidiary of Bokoni Holdco. This company is dormant as of December 13, 2013;

“Kwanda” means Kwanda Platinum Mine Proprietary Limited, a wholly owned subsidiary of Bokoni Holdco, which owns the Kwanda Project;

“Project companies” or “Projects” means Mining exploration in Kwanda. In the previous year this also included Boikgantsho, Kwanda and Ga-Phasha. Boikgantsho and two farms in Ga-Phasha (De Kamp and Paschaskraal) were sold to RPM and the remaining two farms in Ga-Phasha (Avoca and Klipfontein) were transferred to Bokoni on December 13, 2013. See the “segment information” (note 15) in the unaudited Condensed Consolidated Interim Financial Statements for Q2 2015 for more details;

“SAMREC” means the principles contained in the South African Code for Reporting of Mineral Resources and Mineral Reserves of 2007, revised in 2009, also known as the “SAMREC Code”;

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

“Shareholder’s Loan” means the portion of the debt between RPM and Bokoni Holdco. When a transaction is with a shareholder at terms and conditions that would not be expected from a third party, it is clear that either the company or the shareholder obtained a benefit because of the shareholder relationship. In respect of loans with shareholders, the difference between the loan received and the amount recognized at fair value on initial recognition, is recognized as a fair value gain or loss directly in equity;

“Senior Facilities Agreement” means the senior term loan and revolving facility agreement dated March 27, 2013 between Plateau and RPM, pursuant to which RPM made available to Plateau on December 13, 2013, a senior term loan and revolving facility in a total amount of up to $236.2 million (ZAR2,300.0 million). Subsequent to the repayment of $74.8 million (ZAR750.0 million converted at transaction date: January 31, 2014) from the subscription for 125 million Common Shares, in the Company by RPM on January 31, 2014, the facility’s limit for drawdowns was reduced to $159.2 million (ZAR1,550.0 million). The Senior Facilities Agreement was subsequently amended on December 9, 2015; and

“Western Ga-Phasha” means the Western section of Ga-Phasha, located on the Eastern Limb of the Bushveld Complex in South Africa, comprising the Klipfontein and Avoca mineral properties, which was consolidated with the Bokoni Mine’s activities on December 13, 2013.

1.1 Introduction

This MD&A should be read in conjunction with (i) the unaudited Condensed Consolidated Interim Financial Statements for the three months (“Q2 2015”) and six months ended June 30, 2015 and related notes thereto, and (ii) the audited Consolidated Financial Statements for the years ended December 31, 2014 and 2013 and related notes thereto, prepared in each case in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A is prepared as of December 11, 2015.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. Investors should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements. Refer to “Cautionary Note Regarding Forward-Looking Statements”.

All dollar figures stated herein are in Canadian dollars (“$”), unless otherwise specified. The closing South African Rand (“ZAR”) to $ exchange rate as at June 30, 2015 was ZAR9.74=$1 compared to ZAR9.95=$1 at June 30, 2014 and ZAR9.95=$1 at December 31, 2014. Unless otherwise specified all ZAR figures have been converted at either the closing or average exchange rate (depending on the item) as at June 30, 2015.

Atlatsa Resources Corporation (“Atlatsa” or “Company”) is incorporated under the laws of the Province of British Columbia and its common shares without par value (“Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (“TSX”) (symbol: ATL) and the JSE Limited, a licensed exchange under the South African Securities Services Act, 2004 (“JSE”) (symbol: ATL).

On July 10, 2015, the Company announced its intention to file a Form 25 (Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934) with the U.S. Securities and Exchange Commission (the “SEC”) to voluntarily withdraw its common shares from listing on the NYSE MKT. The Company filed the Form 25 on July 20, 2015 and the delisting was effective 10 days following the filing of the Form 25. The Company’s common shares continue to be listed on the TSX and the JSE.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

On August 14, 2015, the Company released a statement that due to the uncertainties surrounding its operations, financial condition and the state of commodity markets, it was not in a position, to file its unaudited Condensed Consolidated Interim Financial Statements, MD&A and related Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) certificates for Q2 2015. Updates to this statement were released again on August 28, 2015, September 11, 2015, September 25, 2015, October 9, 2015, October 23, 2015, November 6, 2015, November 16, 2015 and November 30, 2015 and are publicly available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

On September 16, 2015, the Company advised that it, together with its joint venture partner, Anglo American Platinum Limited (“Anglo Platinum”), had determined to implement a restructure plan at Bokoni Mine. Refer to Section 1.10.1.1. Bokoni Restructure Plan for more detail.

On December 9, 2015, a Term Loan Facility Agreement (refer to Section 1.4.4. Term Loan Facility Agreement) was entered into with Anglo Platinum, providing a $34.3 million (ZAR334.0 million) facility to enable Plateau Resources Proprietary Limited (“Plateau”) to advance its 51% pro-rate share of the shareholder loans to Bokoni Platinum Holdings Proprietary Limited (“Bokoni Holdco”) for the sole purpose of enabling Bokoni Platinum Mines Proprietary Limited (“Bokoni Mine”) to fund operating expenses, working capital expenditure and capital expenditure costs in the event that these costs cannot be funded from internal resources.

In addition, on December 9, 2015, the Senior Facilities Agreement was increased by $7.3 million (ZAR71.4 million) to make available funds to Plateau to repay its share of the $14.4 million (ZAR140.0 million) backlog of trade and other payables (refer to Section 1.4.1. Senior Facilities Agreement).

Additional information about Atlatsa, including its Annual Report on Form 20-F for the year ended December 31, 2014, is publicly available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws, including without limitation, statements relating to potential acquisitions and/or disposals, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Atlatsa expects such statements appear in a number of different places in this MD&A and can be identified by words such as “anticipate”, “estimate”, “project”, “expect”, “intend”, “believe”, “plan”, “forecasts”, “predicts”, “schedule”, “forecast”, “predict”, “will”, “could”, “may”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Atlatsa’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.

Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: open cast mining and accelerated development of underground shaft systems at Bokoni Mine will have anticipated positive impacts on operations and production; Bokoni Mine will maintain production levels in accordance with mine operating plan; The Restructure Plan (defined below) will continue to be implemented as planned (refer to 1.10.1.1. Bokoni Restructure Plan) and on the expected timeframes and will achieve improvements in production and operational efficiencies as anticipated; the Company’s ability to meet the conditions of utilisation of the Term Loan Facility; the Platreef Projects will continue to be positive (refer to1.7.2. Platreef Exploration Properties, Northern Limb); contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015 unforeseen breakdowns; no material labour slowdowns, strikes or community unrest are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements, however, are not guarantees of future performance and actual results or developments may differ materially from those projected in forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include: uncertainties related to the timing, implementation and financial and operational outcomes expected as a result of the Restructure Plan at Bokoni Mine (refer to 1.10.1.1. Bokoni Restructure Plan); uncertainties related to the continued implementation of the Bokoni Mine operating plan and opencast mining operations; uncertainties related to the timing of the implementation of the Bokoni Mine deferred expansion plans; fluctuations in market prices, levels of exploitation and exploration successes; changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation; continued availability of capital and financing; general economic, market or business conditions; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, industrial unrest and strikes; political instability; suspension of operations and damage to mining property as a result of community unrest and safety incidents; insurrection or war; the effect of HIV/AIDS on labour force availability and turnover; delays in obtaining government approvals; and the Company’s ability to satisfy the terms and conditions of the Term Loan Facility, as described in Section 1.10 Liquidity (refer to the summary in the Sections 1.10.1. Going Concern Assumption and to 1.10.1.1. Bokoni Restructure Plan), and under “Going Concern” in note 2 of the unaudited Condensed Consolidated Interim Financial Statements for Q2 2015. These factors and other risk factors that could cause actual results to differ materially from those in forward-looking statements are described in further detail under Item 3D “Risk Factors” in Atlatsa’s Annual Report on Form 20-F for Fiscal 2014, which is publicly available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Atlatsa advises investors that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to Atlatsa or persons acting on its behalf. Atlatsa assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law. Investors should carefully review the cautionary notes and risk factors contained in this and other documents that Atlatsa files from time to time with, or furnishes to, Canadian securities regulators or the SEC and which are publicly available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Non-IFRS Measures

Earnings before net finance costs, income tax, depreciation and amortisation (“EBITDA”) is not a recognized measure under IFRS and should not be construed as an alternative to net profit or loss determined in accordance with IFRS as an indicator of the financial performance of Atlatsa or as a measure of Atlatsa’s liquidity and cash flows. While EBITDA is a useful supplemental measure of cash flow prior to debt service, changes in working capital, capital expenditures and taxes, Atlatsa’s method of calculating EBITDA may differ from other issuers and, accordingly, EBITDA may not be comparable to similar measures presented by other issuers. See note 15 entitled “Segment Information” of the unaudited Condensed Consolidated Interim Financial Statements for Q2 2015 and the audited Consolidated Financial Statements for Fiscal 2014 and 2013, for a reconciliation of EBITDA to net income/(loss) which is publicly available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

Cautionary Note to U.S. Investors

This MD&A uses the terms “measured resources” and “indicated resources”. Atlatsa advises U.S. investors that while those terms are recognised and required by Canadian securities regulators, the SEC does not recognise them. U.S. investors are cautioned not to assume that any mineralized material in these categories, not already classified as reserves, will ever be converted into reserves. In addition, requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”) for identification of “reserves” are not the same as those of the SEC, and reserves reported by Atlatsa in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Atlatsa’s Annual Report on Form 20-F.

This MD&A uses the term “inferred resources”. Atlatsa advises U.S. investors that while the term “inferred resources” is recognised and required by Canadian securities regulators, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of economic studies, except in rare cases. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

In addition, disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable to information made public by companies that report in accordance with U.S. standards.

Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Atlatsa’s Annual Report on Form 20-F, which is publicly available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note to Investors Concerning Technical Review of the Bokoni Mine and Western Ga-Phasha

The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the conclusions of the technical review of the Bokoni Mine and of (Western) Ga-Phasha. Some of the mineralized material classified as a measured and indicated resource has been used in the cash flow analysis. Under U.S. mining standards, a full feasibility study would be required in order for such mineralized material to be included in the cash flow analysis, which would require more detailed studies. Additionally, all necessary mining permits would be required in order to classify these parts of the Bokoni Mine’s and Western Ga-Phasha’s mineralized material as a mineral reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the technical review and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the technical review. There can be no assurance that mining can be conducted at the rates and grades assumed in the technical review. There can be no assurance that the infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity and for fluctuation in the

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015 availability of electricity. Projected metal prices have been used for the technical review. The prices of these metals are historically volatile, and the Company has no control or influence over the prices of these metals, which are determined in international markets. There can be no assurance that the prices of platinum, palladium, rhodium, gold, copper or nickel will continue at current levels or that they will not decline below the prices assumed in the technical review. Prices for these commodities have been below the price ranges assumed in the technical report at times during the past ten years and for extended periods of time. The expansion projects described herein will require major financing; probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available to the Company on acceptable terms or at all. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the expansions. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations and the accommodation of local and community concerns. The conclusions, assumptions and economics of the technical review are sensitive to the currency exchange rates, which have been subject to large fluctuations in the last several years.

1.2 Overview

Atlatsa is engaged in the mining, exploration and development of platinum group metals, comprising platinum, palladium, rhodium, ruthenium, osmium and iridium mineral deposits (“PGM”) located in the Bushveld Igneous Complex, South Africa (the “BIC”). South Africa has more than 80% of the world’s platinum reserves, and is the world’s largest producer of PGM. These vast resources occur together with the world’s largest reserves of chromium and vanadium ore in the unique BIC geological formation.

Atlatsa’s objective is to become a significant PGM producer with a diversified PGM asset base, including production and exploration assets. Atlatsa controls a significant estimated mineral resource base of approximately 56 million ounces in the measured category, 27.7 million ounces in the indicated category and 70.5 million ounces in the inferred category. Of this estimated mineral resource base, approximately 28.5 million ounces in the measured category, 14.1 million ounces in the indicated category and 36 million ounces in the inferred category are attributable to Atlatsa. See page 13 of Atlatsa’s technical report titled “An Independent Qualified Persons’ Report on the Bokoni Platinum Mine, in the Mpumalanga Province*, South Africa” dated April 24, 2013 and filed on SEDAR at www.sedar.com and furnished on EDGAR at www.sec.gov on May 14, 2013.1

Atlatsa, through its wholly owned South African subsidiary, Plateau, holds a 51% interest in Bokoni Holdco, a private company incorporated under the laws of South Africa, which is the holding company of Bokoni, Kwanda, Boikgantsho and Ga-Phasha. Bokoni Holdco holds a 100% interest in several PGM projects, including the operating Bokoni Mine and the Kwanda PGM project, located on the Northern Limb of the BIC. Atlatsa also holds direct interest in the Central Block properties (refer to Section 1.7.2. Platreef Exploration Properties, Northern Limb) and indirect in the Kwanda and Rietfontein properties (refer to 1.7.2.1. Rietfontein Project and 1.7.2.3. Kwanda Project respectively). As a result of a transaction with Rustenburg Platinum Mines Limited (“RPM”), a wholly owned subsidiary of Anglo Platinum on December 13, 2013, Boikgantsho and Ga-Phasha do not currently hold any mineral properties and are now dormant.

[1]	To note: Bokoni Mine is situated in the Limpopo Province and incorrectly referenced as Mpumalanga in the above report. No material change has occurred and there is therefore no need for an updated report.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

Bokoni Mine located on the Eastern Limb of the BIC on the Diamond, Wintersveld, Jagdlust, Middelpunt, Umkoanesstad, Brakfontein, Zeekoegat, Avoca and Klipfontein farms, is the Company’s operating mine and its only producing asset. Kwanda holds assets which are currently in the exploration stage. See Section 1.7 Operations for more details of each of the entities.

RPM holds a 22.5% interest in the Company. RPM holds a 49% interest in Bokoni Holdco. During Fiscal 2011, Fiscal 2012 and Fiscal 2013, Atlatsa and Anglo Platinum engaged in negotiations to refinance, restructure and recapitalize the Company. On January 31, 2014, the Company announced completion of the refinancing plan for the refinancing, recapitalization and restructure of Atlatsa. See prior filings for more details.

The corporate structure of Atlatsa and its subsidiaries as of the date hereof, was as follows:

*	Black Economic Empowerment.
**	ESOP Trust is consolidated into the Company.
#	Dormant from December 13, 2013.
^	Bokoni Rehabilitation Trust is consolidated into Bokoni.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

Financial and Operational Highlights for Q2 2015 and for the six months ended June 30, 2015

The following are key financial consolidated performance highlights for Atlatsa for Q2 2015:

•	Atlatsa incurred an operating loss of ($354.6 million) and a loss before tax of ($360.6 million) for Q2 2015, compared to an operating loss of ($9.3 million) and loss before tax of ($13.6 million) for Q2 2014.

•	Due to the economic climate and the significant re-rate in forecasted metal prices, the Company tested the carrying value of its assets for impairment and recognized an impairment loss of ($337.1 million) with respect to property, plant and equipment and goodwill. Refer to Section 1.15 Critical Accounting Estimates – “Recoverability/impairment of assets” for more details.

•	The net loss after tax was ($297.1 million) for Q2 2015, as compared to a net loss after tax of ($12.0 million) for Q2 2014.

•	The Company has recognised a fair value loss and AG8 adjustments of ($0.05 million) in its Consolidated Statement of Comprehensive Income for Q2 2015, compared to a fair value gain and AG8 adjustments of $0.1 million for Q2 2014. Refer to Section 1.15 Critical Accounting Estimates - “Fair value of the Senior Facilities Agreement” for a discussion on the fair value adjustments.

•	The basic and diluted loss per share was ($0.23) for Q2 2015 as compared to the basic and diluted loss per share of ($0.01) for Q2 2014. The basic and diluted loss per share is based on the loss attributable to the shareholders of the Company of ($127.6 million) for Q2 2015 as compared to the loss attributable to the shareholders of the Company of ($7.0 million) for Q2 2014.

•	The Company’s ability to generate cash deteriorated over the period, with operating activities utilizing cash of ($3.7 million) in the second quarter of 2015, compared to $5.8 million generated by operations in the second quarter of 2014.

•	During Q2 2015, the Bokoni Mine produced 45,675 platinum, palladium, rhodium and gold (“4E”) ounces as compared to 46,777 4E ounces during Q2 2014. The 4E ounces remained relatively flat over the period due to safety related stoppages at the Mine and community unrest in the surrounding area.

The following are key financial consolidated performance highlights for Atlatsa for the six months ended June 30, 2015:

•	Atlatsa incurred an operating loss of ($368.0 million), and a loss before income tax of ($378.8 million) for the six months ended June 30, 2015, compared to an to an operating loss of ($19.4 million), and a loss before income tax of ($27.6 million) for the six months ended June 30, 2014.

•	Due to the economic climate and the significant re-rate in forecasted metal prices, the Company tested the carrying value of its assets for impairment and recognized an impairment loss of ($337.1 million) with respect to property, plant and equipment and goodwill. Refer to Section 1.15 Critical Accounting Estimates – “Recoverability/impairment of assets” for more details.

•	The net loss after tax was ($313.9 million) for the six months ended June 30, 2015, as compared to a net loss after tax of ($24.8 million) for the six months ended June 30, 2014.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

•	The Company has recognised a fair value gain and AG8 adjustments of $0.3 million in its Consolidated Statement of Comprehensive Income for the six months ended June 30, 2015, compared to a fair value gain and AG8 adjustments of $0.5 million for the six months ended June 30, 2014. Refer to Section 1.15 Critical Accounting Estimates – “Fair value of the Senior Facilities Agreement” for a discussion on the fair value adjustments.

•	The basic and diluted loss per share for the six months ended June 30, 2015 was ($0.25) as compared to ($0.02) for the six months ended June 30, 2014. The basic and diluted loss per share is based on the loss attributable to the shareholders of the Company of ($136.4 million) for the six months ended June 30, 2015 and ($11.8 million) for the six months ended June 30, 2014.

•	During the six months ended June 30, 2015, the Bokoni Mine produced 88,550 4E ounces as compared to 89,597 4E ounces during the six months ended June 30, 2014. The 4E ounces remained relatively flat over the period due to safety related stoppages at the Mine and community unrest in the surrounding area.

The following are the key changes in financial conditions for Atlatsa as at June 30, 2015 compared to Fiscal 2014:

•	Atlatsa’s total assets decreased by $345.2 million (-47.9%) from $720.8 million at December 31, 2014 to $375.6 million at June 30, 2015. This decrease in total assets is primarily due to an impairment loss of $337.1 million, a decrease of $7.6 million in cash and cash equivalents and a decrease of $6.2 million in trade and other receivables during Q2 2015 as a result of the impact of utilizing the Advance. During Q2 2014, $22.1 million (ZAR220.0 million) was utilized, compared to $52.1 million (ZAR507.1 million) during Q2 2015.

•	Atlatsa’s total liabilities decreased by $41.1 million (-13.5%) from $305.6 million at December 31, 2014 to $264.5 million at June 30, 2015. This decrease in total liabilities is primarily due to the impairment recognised at Bokoni Mine, which decreased the deferred tax liability at acquisition (1 July 2009). This is off-set by a net increase in the Company’s loans and borrowings (non-current and current) resulting mainly from the advance on the Working Capital Facility of $3.4 million, shareholder loans of $2.8 million and accrued interest capitalised of $9.6 million.

Trends

Q2 2015 was another challenging quarter for the South African PGM industry.

PGM prices remained under pressure throughout the quarter with concerns surrounding high PGM inventory levels, sluggish economic growth and general negative sentiment towards commodities as an investment class continuing throughout the period.

A continuing negative trend, characterised by persistent low levels of productivity, increasing costs, declining production grades and decreasing revenues, coupled with community unrest and safety challenges have placed significant pressure on South African primary PGM producers. This has resulted in the commencement of a restructuring trend in the South African PGM sector, with Anglo Platinum having announced its intention to sell off its labour intensive operations, with a view to re-positioning its asset portfolio in South Africa to become 80% mechanized by 2020. Impala Platinum Holdings Limited (“Implats”) and Lonmin Plc (“Lonmin”) have also concluded their asset portfolio reviews, with Lonmin having announced an intended 10% reduction in its workforce. In addition, a number of South African platinum producers have announced cut backs on intended capital expenditure associated with previously earmarked project expansions.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

Another trend which developed during the first six months of Fiscal 2015 was a key focus on compliance with BEE credentials. Specifically, South African platinum producers were required to demonstrate compliance as at December 31, 2014, and audit assessments in respect of that compliance were estimated to have been finalized by March 31, 2015, although no formal feedback has been received. In order to comply with the Mining Charter, a number of South African platinum producers, including Lonmin, Northam Platinum Limited and Ivanplats have recently concluded significant BEE equity transactions. The Minister of Minerals has indicated that, on completion of the audit, a number of Industry participants have fallen short in their BEE accreditation assessment. The South African Chamber of Mines, together with certain Industry participants have challenged the Minister on certain legislative and regulatory rule interpretations surrounding the so called “Once empowered always empowered” principle, resulting in parties announcing their intention to seek a declaratory ruling on the matter from the High Court. The Company has not received any feedback from the South African Department of Mineral Resources (the “DMR”).

Economic and political factors influencing the PGM sector in South Africa remain volatile, with economic data and growth indicators from key economies remaining key to the recovery of platinum demand going forward.

Demand

Despite certain signs of economic recovery in European economies, platinum demand for autocatalytic converter usage in this key diesel engine dominated sector remains weak, when compared to peak demand levels in 2007. The general slowing of European car sales during 2015 dims the outlook even further in the short term. The current economic turmoil in Europe is having a negative impact on the outlook of precious metals. The introduction of Euro VI emission control standards in European economies is expected to increase the demand in this sector in the medium term.

There continues to be encouraging signs for improved palladium demand growth as manufacturing recoveries in the gasoline dominated United States and Chinese economies’ automobile sectors continue to show strong performance, with recent research estimates from IHS Automotive predicting an increase in global vehicle production from 85 million to 106 million units by 2021, with China accounting for 50% of such growth. Recent policy and legislative initiatives in China, aimed at improving air quality and the introduction of hydrogen fuel cell powered motor vehicles by major motor manufacturers, are anticipated to increase demand in the PGM sector.

In addition, high growth demand for platinum jewellery in China and rising demand for platinum jewellery in India may create the platform for a large potential growth market which has traditionally been dominated by yellow gold.

Investment demand for physical platinum and palladium through Exchange Traded Funds (“ETFs”) remains robust and has now established itself firmly as a meaningful contributing factor to demand for the white metals, with the two palladium backed ETFs recently introduced by ABSA Bank and Standard Bank in South Africa demonstrating high levels of demand for physical metal exposure by institutional investors.

Supply

In addition to labour unrest, the South African PGM sector remains under pressure from rising costs, largely associated with imported inflation on key materials and power utility charges, which have increased by a compounded annual rate of 15% over the last 3 years.

These price increases and consequent margin squeeze have partially been offset by a depreciation of the ZAR against the U.S. Dollar (“US$”) which has a positive impact on the revenue basket received by South African miners, as export metal is sold based on US$ pricing, whilst input costs are mostly based on the ZAR.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

During Q2 2015, Platinum was heading for its longest run of quarterly losses in 18 years amid concern that demand is waning just as mine supply rebounds.

Pricing

Although there has been a negative trend in spot metal prices, with an estimated loss of 10% in the 2015 year alone, it is anticipated that the negative impact of the South African strikes in 2014, together with continued margin squeeze for South African primary producers, will ultimately result in a scale down and/or re-shaping of certain mining operations, which are expected to create positive momentum for both the platinum and palladium price in the medium term.

Both the platinum and palladium spot prices remain volatile and highly susceptible to movements as a result of negative investor sentiment towards the sector. The strength of the US$, above ground metal stocks and efficient recycling of the metal are also having a negative impact on price. During Q2 2015, Platinum prices touched US$1,060.20, a six-year low on June 22, 2015. This was the fourth consecutive quarter in the longest run of losses since March 1997. It has been estimated that a price of less than US$1,000 would mean that approximately two-thirds of the industry would likely be loss-making.

The future market direction and catalysts for PGMs will, to a large extent, be determined by the anticipated supply side response from major South African producers and economic growth outlooks for key economies affecting PGM demand such as the United States, Europe, Japan and China. Macro investment sentiment towards South Africa, dominated by the volatile labour situation, resulted in the ZAR remaining under pressure relative to the US$, providing some relief for South African PGM producers.

1.3 Bokoni Restructure Plan announced September 16, 2015

On September 16, 2015, the Company advised, together with Anglo Platinum, that to ensure the future sustainability of Bokoni Mine, the Company will implement an operational and financial restructure plan (the “Restructure Plan”) at Bokoni Mine (refer to Section 1.10.1.1. Bokoni Restructure Plan). The primary objective of the Restructure Plan is to enable Bokoni Mine to endure a prolonged period of depressed PGM commodity prices, by reducing its existing cost structure and increasing production volumes of higher grade ore from underground operations.

1.4 Debt Arrangements

1.4.1. Senior Facilities Agreement

The total amount made available to Plateau on December 13, 2013, under the Senior Facilities Agreement was $236.2 million (ZAR2,300.0 million). Subsequently, Atlatsa used the proceeds of $74.8 million (ZAR750.0 million converted at transaction date: January 31, 2014) from RPM’s subscription for 125 million Common Shares in the Company on January 31, 2014, to reduce the amount outstanding between Plateau and RPM under the Senior Facilities Agreement to $159.2 million (ZAR1,550.0 million), becoming the amended maximum available under this facility.

As discussed under Section 1.10 Liquidity, a backlog of trade and other payables owed to Anglo Platinum by Bokoni Mine of $14.4 million (ZAR140.0 million) exists. On December 9, 2015, the Senior Facilities Agreement was amended and restated to increase the availability under the facility by $7.3 million (ZAR71.4 million) to make available funds to Plateau to repay its share of the $14.4 million (ZAR140.0 million) backlog of trade and other payables.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

In the event Plateau draws down on the facility available under the Senior Facilities Agreement to fund its 51% contribution to Bokoni Holdco, RPM is obliged to meet its 49% contribution to Bokoni Holdco as a shareholder loan to Bokoni Holdco.

Pursuant to the March 27, 2013, shareholders agreement between Plateau, RPM and Bokoni Holdco (“Bokoni Holdco Shareholders Agreement”), the Board of Bokoni Holdco, which is controlled by Atlatsa, has the right to call for shareholder contributions, either by way of a shareholder loan or equity cash call. See Section 1.7 Operations - “Bokoni Mine”.

RPM’s 49% contributions to Bokoni Holdco between December 13, 2013 and March 31, 2014 were treated as shareholder loans. The Board of Bokoni Holdco, as per the Bokoni Holdco Shareholders Agreement, treated these loans as shareholder’s loans. On March 31, 2014, the total of the shareholder loans was capitalised in exchange for additional ordinary shares in Bokoni Holdco. A decision was taken in Q2 2014, to also capitalise Bokoni Holdco’s loan to Boikgantsho.

Capitalisation of shareholders loans:

Description	RPM’s 49% of loan treated as a shareholders loan and then capitalised as per above
Drawdowns included in opening balance	$3.3 million
Drawdowns in January and March 2014	$6.0 million
Capitalised in Q1 2014 (subtotal)	$9.3million
Bokoni Holdco’s loan to Boikgantsho and capitalised in Q2 2014	$3.2 million
Total capitalised during Q2 2014 (total for Fiscal 2014) Refer to note 11 in the unaudited Condensed Consolidated Interim Financial Statements for Q2 2015.	$12.5 million

As of June 30, 2015, no shareholder loans remain in terms of this facility.

Although the facility limit of the Senior Facilities Agreement was fully drawn in Q1 2014, Anglo Platinum’s Board of Directors agreed to allow $16.4 million (ZAR160.0 million) in ‘to be accrued’ interest above the facility limit of $159.2 million (ZAR1,550 million) and the amendment increase of $7.3 (ZAR71.4 million). The total amount outstanding under the Senior Facilities Agreement as of the date hereof was $166.7 million (ZAR1,623.1 million), inclusive of accrued interest. Refer to the table documented under Section 1.11 Capital Resources.

The repayment terms of the Senior Facilities Agreement include quarterly cash sweeps, when cash is available. Atlatsa is required to reduce the outstanding balance (including capitalised interest) under the Senior Facilities Agreement to $102.7 million (ZAR1.0 billion) by December 31, 2018, $51.4 million (ZAR500.0 million) by December 31, 2019, and zero by December 31, 2020.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

1.4.2. Working Capital Facility

On December 13, 2013, Plateau and RPM entered into a working capital facility whereby RPM agreed to provide a maximum of $3.1 million (ZAR30.0 million) to Plateau each year from 2013 to 2015, inclusive, up to an aggregate amount of $9.2 million (ZAR90.0 million), including capitalised interest, to fund Plateau’s corporate and administrative expenses through to 2015 (the “Working Capital Facility”).

Pursuant to the terms of the Working Capital Facility, interest will be charged on the outstanding amounts of the Working Capital Facility at a rate of three-month JIBAR plus 4% per annum. The balance of the Working Capital Facility cannot exceed $9.2 million (ZAR90.0 million) at any time, including capitalised interest. Atlatsa is prohibited from paying any dividends until the Working Capital Facility is fully repaid. The Working Capital Facility is repayable in full by December 31, 2018.

Pursuant to amendments made to the Working Capital Facility (the “amended Working Capital Facility”); all conditions precedent were met on May 21, 2015, making an additional $3.0 million (ZAR29.0 million) available over and above the original $9.2 million (ZAR90.0 million).

During Q2 2015, $3.0 million (ZAR29.0 million) was advanced under the amended Working Capital Facility, bringing the outstanding contractual balance to $9.6 million (ZAR93.8 million) as of the date hereof, inclusive of cumulative capitalised interest. On August 21, 2015, this shareholder loan of $2.8 million was capitalized. Refer to note 11 in the unaudited Condensed Consolidated Interim Financial Statements for Q2 2015, where the shareholder’s loan is still shown.

As discussed above under the Senior Facilities Agreement, Plateau used the above draw down on the amended Working Capital Facility, to fund its 51% contribution to Bokoni Holdco. RPM was obliged to meet its 49% contribution to Bokoni Holdco as a shareholder loan to Bokoni Holdco.

RPM’s 49% contributions to Bokoni Holdco in June 2015 were treated as shareholder loans. The shareholder loans as at the end of June 30, 2015 bear no interest and have no repayment terms.

1.4.3. Advance on the Purchase of Concentrate Revenue

In addition to the other facilities provided, RPM agreed to fund the Bokoni Mine, pursuant to the Advance on Concentrate Revenue Agreement (the “Advance”), with an advance on the sale of concentrate revenue made to RPM pursuant to the Concentrate Agreement, at an interest rate of three-month JIBAR plus 1.41% per annum, from November 1, 2013 to November 30, 2014.

The Advance provided that RPM may advance funds to Bokoni up to an amount equal to the lower of 90% of an advance on revenue for the preceding two months and $37.0 million (ZAR360.0 million), provided that the amount advanced does not exceed the actual cash requirements for that month. The terms of the Advance were re-negotiated in March 2014 to permit RPM to advance funds to Bokoni up to an amount equal to the lower of 95% of an advance on revenue for the preceding two months and $48.8 million (ZAR475.0 million), provided that the amount advanced does not exceed the actual cash requirements of Bokoni Mine for that month, and to extend the term of the Advance to March 31, 2015. In July 2014, the Advance was amended to extend the term of the agreement to December 31, 2015.

Drawdowns pursuant to the Advance of $52.1 million (ZAR507.1 million) were made against the concentrate revenue in Q2 2015, all of which have been recovered as of the date hereof. See Section 1.10.1. Going Concern Assumption for details on how the Advance will be utilised.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

1.4.4. Term Loan Facility Agreement

On December 9, 2015, a Term Loan Facility Agreement (the “Term Loan Facility”) was entered into with Anglo Platinum, providing a $34.3 million (ZAR334.0 million) facility to enable Plateau to advance its 51% pro-rate share of the shareholder loans to Bokoni Holdco for the sole purpose of enabling Bokoni to fund operating expenses, working capital expenditure and capital expenditure costs in the event that these costs cannot be funded from internal resources. Anglo Platinum will fund its 49% pro-rata share of cash calls made by Bokoni in accordance the joint venture shareholders’ agreement between the parties.

The Term Loan Facility bears no interest and replaces the letter of support of November 10, 2014 received from Anglo Platinum (refer to Section 1.10.1. Going Concern Assumption). If however, any amount which is due and payable in accordance with the Term Loan Facility is unpaid, the unpaid amount shall accrue interest at the prime rate plus 2%. The Term Loan Facility is repayable at the earlier of an event of default and December 31, 2018. There will be a mandatory repayment upon the occurrence of a change of control or a sale of all or substantially all the assets of Bokoni whether in a single transaction or a series of related transactions. For further details on the conditions of this Term Loan Facility, refer to Section 1.10.1.3. Term Loan Facility Agreement.

1.4.5. Security

The outstanding indebtedness under the Senior Facilities Agreement is secured through various security instruments, guarantees and undertakings provided by Atlatsa against its portion (51%) of the cash flows generated by Bokoni and its portion (51%) of Bokoni’s asset base.

Atlatsa Holdings will provide security to RPM in relation to the Atlatsa Holdings Vendor Finance Loan by way of a pledge and cession of its entire shareholding in Atlatsa, which shares remain subject to a lock-in arrangement through to 2020. Should Atlatsa Holdings be unable to meet its minimum repayment commitments under the Atlatsa Holdings Vendor Finance Loan between 2018 to 2020, Atlatsa will have a discretionary right, with no obligation, to step in and remedy such obligation in order to protect its BEE shareholding status, subject to commercial terms being agreed between Atlatsa Holdings and Atlatsa for that purpose and receipt of the necessary regulatory and shareholder approvals. The Company’s debt is denominated in ZAR.

1.5 Black Economic Empowerment

Atlatsa, through Atlatsa Holdings, is compliant with the Black Economic Empowerment (“BEE”) requirements. BEE is aimed at substantially increasing participation by Historically Disadvantaged Persons (“HDPs”) in the South African economy and redressing the imbalances caused by the Apartheid system, by seeking to substantially and equitably increase its citizens’ ownership and management of South Africa’s resources.

1.6 Environmental Matters

The South African National Environmental Management Act 107 of 1998 as well as the Mineral and Petroleum Resources Development Act of 2002 (“MPRDA”), requires that operations are carried out in accordance with generally accepted principles of sustainable development. It is a MPRDA requirement that an applicant for a mining right make prescribed financial provision for the rehabilitation or management of negative environmental impacts, which must be reviewed annually. The financial provisions deal with anticipated costs for premature closure; planned decommissioning and closure; and post closure management of residual and latent environmental impacts.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

The Company makes full provision for the future cost of rehabilitating mine sites and related production facilities on a discounted basis at the time of developing the mines and installing those facilities.

The rehabilitation provision represents the present value of rehabilitation costs relating to mine sites, which are expected to be incurred up to 2039, which is when the producing mine properties are expected to cease operations. These provisions have been created on the Company’s internal estimates. Assumptions based on the current economic environment have been made, which management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual rehabilitation costs will ultimately depend upon future market prices for necessary rehabilitation works required that will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the mine ceases to produce at economically viable rates. This, in turn, will depend on future PGM prices, which are inherently uncertain.

An assessment of the Bokoni Mine was completed in Q4 2014, to determine the environmental rehabilitation liability as at December 31, 2014. This assessment was used to calculate the environmental rehabilitation liability as at June 30, 2015. The total environmental rehabilitation liability for the Bokoni Mine, in current monetary terms (discounted at the 2014’s risk free rate of 7.96% (2013:8.2%)), was estimated at $14.1 million (ZAR137.2 million) for Q2 2015 compared to $11.5 million (ZAR114.1 million) in Q2 2014 and $13.4 million (ZAR132.9 million) as at December 31, 2014.

The undiscounted future environmental rehabilitation liability was estimated at $19.3 million (ZAR191.6 million) as at December 31, 2014, compared to $18.8 million (ZAR185.6 million) as at December 31, 2013.

The Company makes annual contributions to a dedicated trust fund (the “Environmental Trust Fund”) to cover the estimated cost of rehabilitation during and at the end of life of the Bokoni Mine. As at June 30, 2015, the amount invested in the Environmental Trust Fund was $4.0 million (ZAR39.1 million) compared to $3.5 million (ZAR34.7 million) at June 30, 2014 and $3.7 million (ZAR37.0 million) at December 31, 2014. The $10.1 million (ZAR98.1 million) shortfall between the funds invested in the Environmental Trust Fund and the estimated rehabilitation cost is covered by a guarantee from RPM.

Atlatsa’s mining and exploration activities are subject to extensive environmental laws and regulations, which are constantly changing and are generally becoming more restrictive. Atlatsa has incurred, and expects to incur in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

In December 2013, Bokoni Mine had identified a future pollution risk posed by deep groundwater in certain underground shafts. Various studies have been undertaken by the mine since 2012. In view of the documentation of current information for the accurate estimation of the liability, we are unable to quantify the extent of either the existence or extent of pollution or its source, if any. As such the criteria in IAS 37 for recognizing a liability have not been met.

1.7 Operations

1.7.1. Bokoni Mine

Overview

The Bokoni Mine is an operating mine situated in the Sekhukhune-land District of the Limpopo Province, approximately 80km southeast of Polokwane, the provincial capital, and 330km northeast of Johannesburg, South Africa.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

The Bokoni Mine is permitted by two “new order” mining licenses covering an area of 20,394.26 hectares. After the conclusion of Phase Two of the Refinancing Plan, the Bokoni mining right (LP30/5/1/2/2/59 MR) was amended to include two mineral properties - Avoca 472 KS and Klipfontein 465 KS, which were previously considered part of Ga-Phasha. Mining at the Bokoni Mine consists of both surface and underground operations. The surface operation is an opencast operation, mining the Merensky reef and contributes approximately 20% of the total tonnage produced. A vertical shaft and three decline shaft systems provide access to underground mine development and production on the Merensky and UG2 reef horizons. The UG2 production currently accounts for approximately 25% of total production.

Road, water and power infrastructure, as well as two processing concentrators, have been installed at the Bokoni Mine, which are sufficient to meet the operational requirements of the Bokoni Mine up to the completion of its first phase growth plans (i.e. increased output to 160.0 kilo tonnes per month (“ktpm”)).

The Bokoni Mine has an extensive ore body, capable of supporting an estimated life-of-mine plan of 23 years (as Bokoni’s mining licence expires in 2038). Current mining operations are being conducted at shallow depths, on average 300m below the surface. This benefits the Bokoni Mine’s operations as there are no major refrigeration (and consequent power) requirements at shallower mining depths.

The Bokoni Mine’s production (tonnes milled) for Q2 2015 averaged 130,454 tonnes milled per month (“tpm”) of ore from its UG2 and Merensky reef horizons (including the opencast), representing a decrease of 6.9% from Q2 2014.

Klipfontein Opencast Project

In Q2 2013, Bokoni successfully commissioned its opencast Merensky mine operations which at steady state is expected to produce up to 40.0 ktpm of Merensky ore. The ore mined at the opencast surface operation is used to fill any mill gap (25.0 ktpm to 40.0 ktpm) created as a result of the difference between underground production (120.0 ktpm to 135.0 ktpm) and the concentrator capacity (160.0 ktpm). As the underground operations ramp up to a steady state production of 160.0 ktpm, the tonnages from the opencast operations will decrease accordingly. The expected life of the opencast operation is approximately four years.

On October 8, 2014, Bokoni suspended operations at its Klipfontein opencast mine pending the outcome of an urgent and full investigation into the fatal injury of a Motsotsi community member. The Bokoni Mine resumed operations on the western side of the Klipfontein opencast on November 3, 2014. The eastern side of the opencast mine remains suspended pending finalisation of the investigation by the DMR and the South African Police Services. As of the date hereof, the eastern side of the opencast mine still remains closed.

Current Mine Plan

The current operating plan to 2020 targets an output of 160.0 ktpm from underground operations to meet the current installed processing capacity at the Bokoni Mine. The Brakfontein Shaft and Middelpunt Hill Shaft are expected to ramp up to steady state levels of production of 100.0 ktpm and 60.0 ktpm by 2020 and 2018 respectively. The older UM2 and Vertical underground Shafts are expected to be phased out by 2016 and 2018 respectively. The mill gap between the processing capacity (160.0 ktpm) and the underground production (currently 130.0 ktpm) will be filled by the opencast operation that will be managed on a flexible volume basis to produce sufficient ore.

The operating plan is expected to allow the Bokoni Mine to fill its processing capacity in the near term, whilst allowing underground mining operations to build up from the current level of 130.0 ktpm to

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

160.0 ktpm. The Company considers this plan to be both lower risk and less capital intensive. Annual production from the Bokoni Mine is expected to increase from the current base of 200,000 PGM Oz to 250,000 PGM Oz over the next five years. It is anticipated that the operating plan will result in Bokoni becoming a predominantly Merensky Reef producer, with Merensky Reef accounting for approximately 75% of its total estimated production in the medium term. The capital cost to increase production from the Brakfontein and Middlepunt Hill projects to steady state levels of 100.0 ktpm and 60.0 ktpm, respectively is estimated at $142.9 million (ZAR1,389.0 million).

Material capital expenditure associated with the proposed UG2 and Merensky expansion plans at the Bokoni Mine, as well as a new UG2 Concentrator plant (100.0 ktpm), estimated at $195.3 million (ZAR1,902.0 million), and has been deferred beyond 2020.

Atlatsa will finance its obligations in respect of the expansion plans at the Bokoni Mine until December 11, 2016, using the Advance, the Term Loan Facility (refer to Section 1.10.1. Going Concern Assumption for a summary), available cash resources and by deferring capital expansion costs that do not affect the Bokoni operating plan. Atlatsa expects that RPM, as a 49% shareholder of Bokoni Holdco, will meet its 49% shareholder commitment to match any cash resources that Atlatsa contributes.

On September 16, 2015, the Company advised, together with Anglo Platinum, that to ensure the future sustainability of Bokoni Mine, the Company will implement an operational and financial restructure plan at Bokoni Mine (refer to Section 1.10.1.1. Bokoni Restructure Plan). This plan is in the process of being implemented.

Management of the Bokoni Operations

On March 27, 2013, Plateau, RPM and Bokoni Holdco entered into the Bokoni Holdco Shareholders Agreement to govern the relationship between Plateau and RPM, as shareholders of Bokoni Holdco, and to provide management to Bokoni Holdco and its subsidiaries.

Under the Bokoni Holdco Shareholders Agreement, Plateau is entitled to nominate the majority of the directors of Bokoni Holdco and Bokoni, and has undertaken that the majority of such nominees will be HDPs. Atlatsa has given certain undertakings to RPM in relation to the maintenance of its status as an HDP controlled group pursuant to the Bokoni Holdco Shareholders Agreement.

Pursuant to the Bokoni Holdco Shareholders Agreement, the Board of Bokoni Holdco, which is controlled by Atlatsa, has the right to call for shareholder contributions, either by way of a shareholder loan or equity cash call. Should a shareholder default on an equity cash call, the other shareholder may increase its equity interest in Bokoni Holdco by funding the entire cash call, provided that Plateau’s shareholding in Bokoni Holdco cannot be diluted for default in respect of equity contributions until the earlier of (a) the date on which the BEE credits attributable to RPM, and/or arising from Atlatsa’s acquisition of its 51% interest in Bokoni Holdco, become legally secure, and (b) the date on which Plateau has fully repaid the debt owed to RPM pursuant to the Senior Facilities Agreement.

Pursuant to the terms of shared services agreements between RPM and Bokoni, RPM provides certain services to Bokoni at a cost that is no greater than that charged to any other Anglo American plc group company for the same or similar services (refer to Section 1.13 Transactions with Related Parties). It is anticipated that, as Atlatsa builds its internal capacity and transforms into a fully operational PGM producer, these services will be phased out and will be replaced either with internal or third party services. Atlatsa provides certain management services to Bokoni, through Plateau, pursuant to certain services agreements effective from July 1, 2009.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

Sale of Concentrate

The Bokoni Mine produces a metal-in-concentrate, all of which is sold to RPM pursuant to a sale of concentrate agreement (the “Concentrate Agreement”) entered into between Bokoni and RPM on July 1, 2009.

Pursuant to the Concentrate Agreement, RPM receives metal-in-concentrate from the Bokoni Mine and pays for such metal based upon a formula equal to a percentage of the spot prices for the various metals contained in the concentrate delivered, including precious and base metals, less certain treatment charges and penalties (if applied). The Concentrate Agreement had an initial five year term ending on July 1, 2014 which was amended on March 27, 2013, as part of the Refinancing Plan to extend the term to December 31, 2020.

Under the terms of the amendment to the Concentrate Agreement, Atlatsa will retain its existing option to acquire an ownership interest in Anglo Platinum’s Polokwane smelter complex on terms agreed upon between RPM and Atlatsa.

1.7.2. Platreef Exploration Properties, Northern Limb

Atlatsa owns mineral rights (“farms”) covering 37,000 hectares comprising the Central Block, the Rietfontein Block and the Kwanda Project (referred to below), which are collectively known as the Platreef Properties. The Platreef Properties are not currently significant projects for the Company.

1.7.2.1. Rietfontein Project

Atlatsa has entered into an agreement (the “Agreement”) effective December 11, 2009 with Ivanhoe Nickel & Platinum Ltd. (“Ivanplats”) relating to the Rietfontein property located on the Northern Limb of the BIC. Salient terms of the Agreement are as follows:

•	The existing joint operation (“JO”) between the parties is amended such that the current Rietfontein JO is extended to incorporate a defined area of Ivanplats’ adjacent Turfspruit mineral property. Both parties retain their existing prospecting rights in respect of mineral properties in their own names but make these rights and technical information available to the extended JO (“the Extended JO”).

•	Atlatsa will be entitled to appoint a member to the Extended JO technical committee and all technical programmes going forward will be carried out with input from Atlatsa.

•	Atlatsa is awarded a 6% free carry interest in the Extended JO, provided that the Extended JO contemplates an open pit mining operation, incorporating the Rietfontein mineral property. Atlatsa has no financial obligations under the Extended JO terms and Ivanplats is required to fund the entire exploration programme to feasibility study with no financial recourse to Atlatsa. On delivery of the feasibility study, Atlatsa may elect to either:

•	Retain a participating interest of 6% in the Extended JO and finance its pro rata share of the project development going forward; or

•	Relinquish its participating interest of 6% in the Extended JO in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the Extended JO mineral properties.

The operation is dormant with no exploration activities currently taking place except for activities to maintain the prospecting right, which is for the cost of Ivanplats.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

1.7.2.2. Central Block

Atlatsa currently holds a 100% indirect ownership interest in the Central Block Project through Plateau.

Renewals of the new order prospecting rights were received in February 2014 for the following farms:

•	Malokongskop 780 LR;

•	Portion 1 of the farm Elandsfontein LR;

•	Hamburg 737 LR;

•	Portion 2 (a portion of portion 1) of Dorstland 768 LR;

•	Portion 3 (a portion of portion 1) of Dorstland 768 LR;

•	Noord Holland 775 LR;

•	Mineral Area 1, excluding Mineral Area 2, on the Remaining Extent of Dorstland 768 LR; and

•	Remaining Extent of Portion 1 of Dorstland 768 LR.

Portion 2 of the Farm Elandsfontein 766 LR is still outstanding.

Atlatsa is currently evaluating its approach to properties on the Central Block, which may include potential joint venture relationships with third party exploration companies.

1.7.2.3. Kwanda Project

Atlatsa currently holds a 51% indirect ownership interest in the Kwanda Project through Bokoni Holdco.

1.8 Discussion of Operations

Q2 2015 Highlights

In addition to the highlights mentioned under Section 1.2 Overview, the following are noted:

•	Tonnes delivered to the concentrator for Q2 2015 decreased by (9.4%) when compared to Q2 2014, tonnes milled decreased by (6.9%) and closing stock at the concentrator decreased by (42.7%) for the same comparative period due to safety related stoppages at the Mine and community unrest in the surrounding area.

•	Primary development decreased by (33.4%) in Q2 2015, as compared to Q2 2014 due to the strategic decision by management to reduce the development to a level sufficient to meet Bokoni Mine’s short term stoping flexibility requirements. More emphasis has been placed on secondary development to increase face length available for mining. Primary development at the Bokoni Mine is expected to be sufficient to meet the requirements of the five year growth plan.

•	In Q2 2015 recoveries at the concentrator decreased by (1.0%) to 89.4% for the Merensky concentrate, and by (0.9%) to 86.8% for the UG2 concentrate. The decrease in recoveries was as a result of an increase in through-put and processing lower grade ore from the opencast operations. The opencast recovery increased by 7.6% to 65.5% for Q2 2015.

•	4E ounces produced decreased by (2.4%) in Q2 2015, when compared to Q2 2014.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

•	The Lost Time Injury Frequency Rate (including serious injury) (“LTIFR”) for Q2 2015 was 0.8 and has improved by 31.0% when compared to the Q2 2014 LTIFR of 1.16.

The key production parameters for the Bokoni Mine for Q2 2015 and for Q2 2014 are depicted in the table below.

Bokoni Production Statistics

		Q2 2015 (Total)	Q2 2015 (opencast)	Q2 2015 (under- ground)	Q2 2014 (Total)	Q2 2014 (opencast)	Q2 2014 (under- ground)	% Change between Q2 2015 (total) and Q2 2014 (total)
4E oz produced	Oz	45,675	2,137	43,538	46,777	2,978	43,799	(2.4%)
Tonnes delivered	T	406,205	41,766	364,439	448,478	71,343	377,135	(9.4%)
Tonnes milled	T	391,363	31,735	359,628	420,274	46,003	374,271	(6.9%)
Recovered grade	g/t milled, 4E	3.6	2.1	3.8	3.5*	2.0*	3.6*	4.9%
UG2 mined to underground output	%	30.3%			28.9%			4.9%
Development meters	M	1,862			2,797			(33.4%)
Operating cost/tonne milled	ZAR/t	1,394	880	1,439	1,324**	951**	1,370**	5.3%
Operating cost/4E oz	ZAR/4E oz	11,942	13,074	11,887	11,896**	14,692**	11,706**	0.4%
Total permanent labour (mine operations)	Number	3,551			3,660*			(3.0%)
Total contractors (mine operations)	Number	2,791			3,214*			13.2%

*	Prior year’s quarter restated.
**	Management started to build up stockpile to the value of $2.6 million, during Q2 2014, the cost of which has previously been excluded from the Q2 2014 costs above. Cash operating costs represents all on mine production and processing costs, excluding depreciation charges and prior year’s quarter restated for comparison.

Refer to Section 1.7 Operations -1.7.1. Bokoni Mine in respect of the Company’s current expansion plans and project milestones.

Bokoni Mine’s EBITDA decreased from $0.8 million to ($365.3 million), due to the factors discussed below. Refer to the cautionary statement “Cautionary Note Regarding Non-IFRS Measures” under Section 1.1 Introduction in regards to method of calculation of EBITDA.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

Revenue

The Company has two reportable segments under IFRS, the Bokoni Mine and the Projects. All external revenue of the Company is generated by the Bokoni Mine segment. The Projects generated no revenue.

Revenue was $51.7 million (ZAR507.7 million) for Q2 2015 compared to $58.6 million (ZAR566.7 million) for Q2 2014 representing a (11.8%) decrease in $ terms and a (10.4%) decrease in ZAR terms as a result of the following:

•	4E ounces produced remained near constant at 45,675 ounces in Q2 2015 compared to 46,799 ounces in Q2 2014;

•	The 4E basket price for Q2 2015 was (8.2%) lower at ZAR11,116 compared to ZAR12,114 for Q2 2014;

•	The platinum price of US$1,127 during Q2 2015 was (22.1%) lower when compared to Q2 2014 of US$1,447; and

•	The average realized ZAR/US$ exchange rate for Q2 2015 was ZAR12.09 compared to the average realized exchange rate of ZAR10.55 for Q2 2014 representing a (14.6%) weakening of the ZAR.

Cost of Sales

Consolidated cost of sales for Q2 2015 was $66.1 million (ZAR648.7 million) which is $0.3 million (ZAR12.6 million) more than Q2 2014 ($65.7 million (ZAR636.1 million)). This represents a marginal increase of 0.5% in $ terms and 2.0% in ZAR terms.

The main contributors to the cost variances were:

•	Labour costs for Q2 2015 were $25.1 million (ZAR246.4 million), which is an increase of 4.8% in $ terms and 6.4% in ZAR terms, compared to Q2 2014 labour costs of $23.9 million (ZAR231.6 million). The increase in labour costs was mainly due to the average annual salary increases in July 2014.

•	Contractor costs for Q2 2015 were $9.0 million (ZAR88.0 million), which is a decrease of (18.7%) in $ terms and (17.5%) in ZAR terms compared to Q2 2014 contractor costs of $11.0 million (ZAR106.7 million). The decrease was mainly due to the opencast tonnes delivered having decreased by 41.5% (the contractor is paid per tonne delivered).

•	Stores costs for Q2 2015 were $10.6 million (ZAR103.9 million), which is a decrease of (8.8%) in $ terms and (7.4%) in ZAR terms compared to Q2 2014 store costs of $11.6 million (ZAR112.3 million). The decreased costs in ZAR were mainly due to the decrease in square meters (59,667 m2 in Q2 2015 compared to 66,735 m2 in Q2 2014).

•	Utility costs for Q2 2015 were $4.2 million (ZAR41.2 million), which is an increase of 3.2% in $ terms and 4.2% in ZAR terms compared to Q2 2014 utility costs of $4.1 million (ZAR39.6 million). This increase was mainly due to Eskom Holdings (“Eskom”) rate increase of 12.7% (applicable from April 2015). Due to the Megaflex paying system, Eskom’s rate (Cost/kWh) changes depending on time of usage, i.e. during peak times, utilities will cost more.

•	Sundry costs for Q2 2015 were $7.4 million (ZAR72.6 million), which is a marginal increase of 1.7% in $ terms and 3.1% in ZAR terms compared to Q2 2014.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

Cost per tonne milled for Q2 2015 was $145 (ZAR1,394) compared to $136 (ZAR1,324) in Q2 2014. This represents an increase of 6.5% in $ terms and 5.3% in ZAR terms.

Cost per 4E ounce for Q2 2015 was $1,238 (ZAR11,942) compared to $1,219 (ZAR11,896) in Q2 2014. This represents an increase of 1.6% in $ terms and 0.4% in ZAR terms.

Exchange Rate

For presentation purposes in the Consolidated Statement of Comprehensive Income for Q2 2015, currencies of the South African subsidiaries are converted from ZAR to $. The average ZAR to $ exchange rate for Q2 2015 was ZAR9.64=$1. This represents a strengthening of 1.2% compared to the average exchange rate for Q2 2014 of ZAR9.76=$1.

For the Statement of Financial Position for Q2 2015, the closing ZAR to $ exchange rate for Q2 2015 was ZAR9.74=$1, representing (i) a strengthening of 2.1% as compared to the closing exchange rate at December 31, 2014 of ZAR9.95=$1, and (ii) a strengthening of 2.1% as compared to the closing exchange rate at June 30, 2014 of ZAR9.95=$1.

Finance Costs

There were no drawdowns under the Senior Facilities Agreement in Q2 2015, or in Q2 2014 as the facility had been fully utilised by March 31, 2014. A draw down of $3.0 million (ZAR29.0 million) on the amended Working Capital Facility took place in June 2015.

Refer to Section 1.4.3. Advance on the Purchase of Concentrate Revenue for the Advances during Q2 2015.

The finance costs for Q2 2015 were $6.1 million compared to $4.3 million in Q2 2014, which is an increase of 39.6% in $ terms.

The finance costs are net of capitalised interest of $0.8 million (ZAR7.3 million) capitalised in Q2 2014 compared to zero in Q2 2015.

Pursuant to the terms of the Senior Facilities Agreement, the interest on outstanding amounts under the Senior Facilities Agreement is calculated on the method set out below:

Total Facility Outstanding	2014	2015	2016	2017	2018
Up to ZAR1,000,000,000	Zero interest	JIBAR minus 5.14%	JIBAR minus 3.11%	JIBAR minus 0.96%	JIBAR plus 1.30%

From (and including) ZAR1,000,000,000 up to ZAR1,550,000,000	JIBAR plus 3.02%	JIBAR plus 2.36%	JIBAR plus 4.39%	JIBAR plus 6.54%	JIBAR plus 6.30%

From (and including) ZAR1,550,000,000	JIBAR plus 8.02%	JIBAR plus 7.36%	JIBAR plus 11.89%	JIBAR plus 11.54%	JIBAR plus 11.30%

The interest applicable on the contractual amount outstanding between Plateau and RPM under Senior Facilities Agreement is based on the corresponding tranche of the outstanding amount and the calendar year; refer to Section 1.11 Capital Resources, for the contractual value. For accounting purposes, interest is recorded at a calculated effective interest rate. The outstanding amounts under the Senior Facilities Agreement have an effective floating interest rate of JIBAR plus 8% for Q2 2015.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

Safety

Atlatsa’s LTIFR in Q2 2015 of 0.8 represented an improvement of 31.0% compared to the LTIFR of 1.16 for Q2 2014. Four Section 54 stoppages were imposed by the DMR during Q2 2015 compared to two stoppages in Q2 2014, and 16 stoppages in Fiscal 2014. This equates to 1,741 4E ounces lost in Q2 2015, 36 4E ounces lost in Q2 2014 and 1,622 4E ounces lost in Fiscal 2014.

On May 11, 2015, operations at Bokoni Mine were interrupted by unrest that erupted in the Bokoni Mine area when some members of communities surrounding Bokoni blocked the main road leading to the mine with burning tyres and rocks. The unrest prevented employees from reporting to work which resulted in three days of lost production. Stability was restored to the area on May 14, 2015 and all employees returned to work shortly thereafter.

Refer to Section 1.7 Operations- 1.7.1. Bokoni Mine – “Klipfontein Opencast Project” for the discussion regarding the incident at the opencast on October 8, 2014.

Capital

Total capital expenditure for Q2 2015 was $4.4 million (ZAR43.2 million) (compared to $9.8 million (ZAR94.4 million) for Q2 2014); comprising 27% sustaining capital and 73% project expansion capital (compared to 29% sustaining capital and 71% project expansion capital for Q2 2014). This 54.9% decrease in capital expenditure from Q2 2014 to Q2 2015 is as a result of a strategic decision by management to reduce costs and improve cash flows at the Bokoni Mine without compromising on the growth strategy.

Royalties

The Mineral and Petroleum Resources Royalty Act, Act No 28 of 2008, imposes a royalty payable to the South African government based on financial profits arising from the transfer of mineral resources. The royalty is a predetermined percentage of 0.5 + ((Earnings before Interest and Tax x 9)/gross sales) which is applied to gross sales of unrefined metal produced.

The royalty payments are due in the following three intervals:

•	an initial provision payment due six months into the financial year (i.e. June 30), based on actual and estimated figures;

•	a second provisional payment due twelve months into the financial year (i.e. December 31), based on actual and estimated figures; and

•	a final payment due six months after the financial year (i.e. June 30), based on a true up calculation.

The Q2 2015 royalty tax percentage and resulting royalty expenses for the Bokoni Mine were 0.5% and $0.5 million (ZAR4.5 million), respectively, representing the minimum rates. The royalty tax percentage and royalty expenses for Q2 2014 were 0.5% and $0.3 million (ZAR2.6 million), respectively.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

Power Tariff Increases

The National Energy Regulator of South Africa (“NERSA”) has advised that the electricity/power tariffs will increase by 8% per year from 2013 to 2018. On October 3, 2014, NERSA announced its approval of Eskom’s implementation plan of the Regulatory Clearing Account balance of $733 million (ZAR7.8 billion) relating to the recoupment of losses after it had under-recovered money during the “multi-year-price-determination control period” between 2010 and 2013. Consumers, including the Bokoni Mine, incurred a 12.7% electricity tariff hike in April 2015.

Because the Bokoni Mine operations are currently taking place at relatively shallow depths, no major refrigeration requirements will be incurred during the next 23 years of mining (as Bokoni’s mining licence expires in 2038). Power costs are currently approximately 7% (varying summer and winter tariffs) of total operating costs at the mine operations. Bokoni continues to focus efforts on power usage reduction as part of its efficiency initiatives currently being implemented.

1.9 Summary of Quarterly Results

$ Million	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sept 30, 2014	Jun 30, 2014	Mar 31, 2014	Dec 31, 2013	Sept 30, 2013
Revenue	51.7	52.3	54.6	70.4	58.6	53.8	47.9	54.2
Cost of sales	(66.1)	(63.4)	(71.4)	(66.7)	(65.7)	(61.0)	(67.2)	(59.0)

Gross loss	(14.4)	(11.1)	(16.8)	3.7	(7.2)	(7.1)	(19.3)	(4.8)

(Loss)/Profit for the period	(297.1)	(16.8)	(24.2)	(0.6)	(12)	(12.8)	133.2	(15.5)

Basic (loss)/profit per share ($)	(0.23)	(0.02)	(0.02)	(0.00)	(0.01)	(0.01)	0.54	(0.03)
Diluted (loss)/profit per share ($)	(0.23)	(0.02)	(0.02)	(0.00)	(0.01)	(0.01)	0.53	(0.03)
Weighted number of Common Shares outstanding (million)[1]	554	553	542	593	531	551	426	425
Diluted weighted number of Common Shares outstanding (million)[2]	554	553	542	593	531	554	429	425

1	On a fully diluted basis, post-conversion of the “B” Preference Shares.
2	Including unvested treasury shares issued pursuant to the Company’s Employee Stock Option Plan.

Discussion of Last Eight Quarterly Results

Atlatsa is continuing its efforts to increase production in order to achieve its medium-term monthly production target rate of 160.0 ktpm.

Revenue increased to a high of $70.4 million for Q3 2014 from an all-time low of $47.9 million in Q4 2013. Fluctuations in revenue between the quarters were largely due to the following fluctuations in production, varying PGM basket prices and exchange rates:

•	Production has varied between periods due to production efficiencies, potholing and safety stoppages. Revenue is also impacted by concentrate grade and chrome penalties. Production levels reached a high of 56,025 4E ounces during Q3 2014 and a low of 42,820 4E ounces during Q1 2014. The extent of this variance (30.8%) indicates the extreme production volatility experienced during the eight quarter periods referred to in the table above;

•	Recovered grade varied between a low of 3,31 g/t in Q4 2013 and a high of to 3,76 g/t in Q3 2014, as a result of the significant increase in the amount of development at the operations, as well as lower grade material delivered and recoveries achieved from the opencast operations commissioned in Q2 2013;

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

•	PGM basket prices are derived from the relevant market supply and demand that exists at that particular point in time. For the eight quarter periods referred to in the table above, the PGM basket price varied from a high of US$1,163 in Q3 2013 to a low of US$919 for Q2 2015. This 21.0% variance indicates the volatility of the PGM basket price due to fluctuations in market demand and supply; and

•	Due to the fact that the PGM basket price is quoted in US$, the revenue for each specific period is significantly dependent on the fluctuations of the ZAR against the US$. The ZAR’s strongest quarterly average position against the US$ was experienced during Q3 2013 at an exchange rate of ZAR10.0 = US$1 and the weakest during Q2 2015, which was ZAR12.1 = US$1. The 21.0% variance indicates the volatility of the ZAR against the US$.

The period to period variations in cost of sales are mainly as a result of:

•	Varying labour costs due to changes in labour numbers, annual salary increases, overtime hours and bonus payments;

•	Varying use of contractors depending on management’s production and development planning requirements;

•	Fluctuations in stores costs based predominately on tonnes milled;

•	Varying utility costs between winter and summer tariffs, as well as annual tariff increases;

•	Depreciation charges based on the unit-of-production method moving in line with production as well as additional depreciation when capital work-in-progress is capitalised;

•	Commodities such as fuel and steel are paid for in ZAR, but the price is determined in US$, such that the Company may be subject to a twofold negative impact in the event that the price of the commodity rises at the same time as a deterioration in the ZAR to US$ exchange rate; and

•	Fluctuations in the exchange rate between the $ and the ZAR – although the functional currency of the South African subsidiaries is the ZAR, the presentation currency is the $, such that the cost of sales is impacted by the weakening of the ZAR.

1.10 Liquidity

As at June 30, 2015, Atlatsa had negative working capital, excluding restricted cash, of ($32.9 million) compared to ($5.8 million) at June 30, 2014, and negative working capital of ($8.1 million) at December 31, 2014.

The Company incurred a net loss for the six months ended June 30, 2015 of ($313.9 million) (compared to a three months ended March 31, 2015 loss of ($16.8 million) and a 2014 fiscal year loss of ($49.5 million)). These losses are primarily as a result of the sustained drop in the platinum price during the first half of the 2015 financial year and the impact that this decrease in price has had on the operations of the Company’s subsidiary, Bokoni, as explained below.

In addition, at June 30, 2015 the Company’s current liabilities exceeded its current assets by $32.9 million (at December 31, 2014: $19.6 million). This deficit arises mainly as a result of the $14.4 million

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

(ZAR140.0 million) backlog of trade and other payables owed to Anglo Platinum by Bokoni. By initial agreement with Anglo Platinum this amount was deferred and Bokoni was expected to start repaying $1.6 million (ZAR15.6 million) a month from April 2015 to December 2015.

On December 9, 2015, the Senior Facilities Agreement was increased by $7.3 million (ZAR71.4 million) to make available funds to Plateau to repay its part of the $14.4 million (ZAR140.0 million) backlog of trade and other payables. The remaining balance will be financed from short term cash flows and the Term Loan Facility provided by Anglo Platinum.

The ratio of current assets (excluding restricted cash) to current liabilities of the Company was 0.3:1 and the Company had unrestricted cash and equivalents of $0.5 million, with zero undrawn facilities under the Senior Facilities Agreement.

Atlatsa will finance its obligations until December 11, 2016, using the Advance, the Term Loan Facility and available cash resources and by deferring capital expansion costs that do not affect the Bokoni operating plan (refer below for detail). It is expected that RPM, as a 49% shareholder of Bokoni Holdco, will meet its 49% shareholder commitment to match any cash resources that Atlatsa contributes.

Atlatsa has the following long-term contractual obligations as at June 30, 2015:

	Obligations due by period ($ million)(1)
	Total	Less than one year	1 to 3 years	3 to 5 years	More than 5 years
Capital commitments	7.4	7.4	—	—	—
Long-term debt (2)	352.4	10.2	201.7	140.6	—
Operating leases (3)	0.5	0.2	0.3	—	—
Purchase obligations (4)	24.9	24.9	—	—	—
Finance lease obligations(5)	1.8	1.7	0.1	—	—
Other obligations	—	—	—	—	—

Total	387.0	44.3	202.1	140.6	—

(1)	The Company’s long-term debt obligations, which include scheduled interest payments, are denominated in ZAR. Payments and settlement on the obligation are denominated in ZAR. Long-term obligations have been presented at an exchange rate of $1 = ZAR9.74. Atlatsa’s major cash commitments for the next year relate to its obligation to fund project expansion capital requirements at the Bokoni Mine as there are no significant obligations to repay interest and capital on long-term debt during the next 12 months.
(2)	This is the maturity profile of the long term debt as at June 30, 2015. This is not disclosed in the unaudited Condensed Consolidated Interim Financial Statements. As at December 31, 2014; it was then disclosed in note 6 (ii) “Liquidity Risk” in the audited Consolidated Financial Statements.
(3)	The Company has routine market-related leases on its office premises in Johannesburg, South Africa.
(4)	The term “purchase obligation” means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.
(5)	Finance leases were entered into during Fiscal 2014 with regards to underground equipment.

See “Financial Instruments and Risk Management” for a discussion of Atlatsa’s debt instruments and associated financial risks.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

1.10.1. Going Concern Assumption

The main constraint at Bokoni Mine is the current inability to produce sufficient volumes of high grade underground ore to fill the mill capacity. At current basket prices the Bokoni Mine continues to make losses, even at an operating cost level, due to the high cost of production. Even in the event of producing 160 ktpm of higher grade ore from underground, the Bokoni Mine will remain marginal at these volumes.

Reviews of the operations indicated that the optimum level of production required to ensure that the Bokoni Mine is profitable and sustainable is around 240 ktpm. This review process culminated in the design and development of the current mine plan, which targets a significant increase in mining and concentrating capacity from 160 ktpm to 240 ktpm. In order for Bokoni to achieve the mining and concentrating scale of 240 ktpm targeted in the aforementioned mine plan, the Bokoni Mine would require a significant capital investment.

As a result, on September 16, 2015, the Company advised, together with Anglo Platinum, that to ensure the future sustainability of Bokoni Mine, the Company has had to implement an operational and financial restructure plan at Bokoni Mine (“the Restructure Plan”).

1.10.1.1. Bokoni Restructure Plan

The primary objective of the Restructure Plan is to enable Bokoni Mine to endure a prolonged period of depressed PGM commodity prices, by reducing its existing cost structure and increasing production volumes of higher grade ore from underground operations.

The Restructure Plan was based on the following assumptions for fiscal 2016:

•	Platinum price per ounce: US$1,392

•	4E average basket price per ounce: ZAR13,545

•	ZAR/US$ exchange rate: 11.92

Implementation of the Restructure Plan at Bokoni Mine is anticipated to result in:

•	the older, high cost UM2 and Vertical Merensky shaft operations being placed on care and maintenance;

•	continued ramp up of the Middelpunt Hill UG2 and Brakfontein Merensky development shafts to steady state production of 60,000 tpm by the fourth quarter of 2016 and 100,000 tpm by 2019, respectively;

•	continued mining at the Klipfontein Merensky opencast operation as a mill gap filler during ramp up of the underground operations;

•	significant reduction in labour overheads; and

•	reduction in Bokoni Mine’s unit cost of production.

Bokoni Mine issued a Section 189 (3) notice to relevant parties pursuant to Section 189A of the South African Labour Relations Act, 66 of 1995 (“LRA”) on September 15, 2015, for the commencement of a consultation process on the contemplated retrenchments of its employees based on operational requirements.

The anticipated costs of implementing the Restructure Plan will be financed from the Term Loan Facility provided by Anglo Platinum, as discussed below.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

1.10.1.2. Anglo Platinum letter of financial support

Anglo Platinum signed a letter of support on November 10, 2014, providing the Bokoni Mine with $43.3 million (ZAR422.0 million) to March 2016 in order to fund operational cash shortfalls during that period. With reference to the terms and conditions of the letter of support, the amendments to the Working Capital Facility to make available the $3.0 million (ZAR29.0 million) outstanding from RPM for the sale of Boikgantsho’s mineral properties, were finalised and executed by May 21, 2015 and a $3.0 million (ZAR29.0 million) drawdown took place on June 3, 2015. On August 21, 2015, the shareholder loan of $2,861,504 (refer note 11 of the unaudited Condensed Consolidated Interim Financial Statements for Q2 2015) was capitalized.

On July 1, 2015, Atlatsa announced that further to various interactions between Atlatsa, Anglo Platinum and South Africa’s DMR, the following conditions to the letter of support had not been met within their prescribed time frame:

•	Definitive agreements in respect of the purchase by RPM of at least a further 25% in the Kwanda North prospecting rights, held by Kwanda and at least 60% in the Central Block prospecting rights, held by Plateau, had not been executed; and

•	Given the depressed price of Atlatsa shares and potential dilution to existing shareholders as a result of the share subscription, Atlatsa executives had been restricted from subscribing for $6.0 million (ZAR60 million) of equity in Atlatsa.

Subsequently, Atlatsa and Anglo Platinum entered into the Term Loan Facility Agreement (discussed below), replacing the letter of support.

1.10.1.3. Term Loan Facility Agreement

On December 9, 2015, the Term Loan Facility was entered into with Anglo Platinum, providing a $34.3 million (ZAR334.0 million) facility to enable Plateau to advance its 51% pro-rate share of the shareholder loans to Bokoni Holdco for the sole purpose of enabling Bokoni Mine to fund operating expenses, working capital expenditure and capital expenditure costs in the event that these costs cannot be funded from internal resources. Anglo Platinum will fund its 49% pro-rata share of cash calls made by Bokoni in accordance with the joint venture shareholders’ agreement between the parties.

The Term Loan Facility bears no interest and replaces the letter of support of November 10, 2014, received from Anglo Platinum. If however, any amount which is due and payable in accordance with the Term Loan Facility is unpaid, the unpaid amount shall accrue interest at the prime rate plus 2%. The Term Loan Facility is repayable at the earlier of an event of default and December 31, 2018. There will be a mandatory repayment upon the occurrence of a change of control or a sale of all or substantially all the assets of Bokoni whether in a single transaction or a series of related transactions.

In agreeing to the terms and conditions of the Term Loan Facility, Atlatsa has agreed to co-operate with Anglo Platinum in relation to RPM’s acquisition of: (i) the prospecting rights held by Kwanda; and (ii) the mining rights in respect of Central Block Mineral Properties held by Plateau (previously contemplated in the letter of support of November 10, 2014); and the disposal of all or any part of the Holdco Shareholding (collectively, the “Proposed Transaction”).

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

The conditions to utilisation of the $34.3 million (ZAR334.0 million) Term Loan Facility include the following:

1.	RPM being satisfied that Bokoni Mine is implementing the Restructure Plan in accordance with its terms;

2.	RPM being satisfied that Bokoni Mine is optimising its operations to minimise the funding required from shareholders and that Bokoni Mine is identifying and implementing opportunities to optimise revenue, operating costs and capital expenditure (where appropriate);

3.	Evidence that all intercompany advances made by RPM to Bokoni Mine (primarily arising from the supply chain between such parties) are paid up to date in accordance with the applicable due date for payment as set out in the terms for payment (as set by RPM) for such transactions (which date shall be no later than the end of the month following the month in which the delivery of goods or services occurred);

4.	A consent letter provided by Atlatsa, Plateau, Bokoni Holdco and Bokoni Mine to RPM, consenting to the disclosure by RPM of certain Confidential Information (as defined in the Holdco Shareholders Agreement) in relation to the sale process to facilitate the transfer of the funding arrangements between RPM and Plateau and the disposal of the Holdco Shareholding as contemplated in the Proposed Transaction;

5.	Plateau co-operating with the RPM and at RPM’s request, doing all such things, performing all such acts and taking all such steps, and to procure the doing of all such things, within its power and control, as may be necessary for and incidental to the Parties finding a long term sustainable solution to fund Bokoni Mine including in relation to the implementation of the Proposed Transaction;

6.	A signed addendum to the management services agreement entered into amongst Plateau, Atlatsa, Anglo Platinum, Bokoni Holdco and Bokoni Mine on or about June 19, 2009, to facilitate a reduction in the monthly management fee payable by Bokoni Mine to Atlatsa from approximately $0.5 million (ZAR5.0 million) to an amount which is no greater than $0.4 million (ZAR4.0 million);

7.	The aggregate monthly operating costs of Atlatsa and Plateau have reduced by at least $0.1 million (ZAR1.0 million) per month on a sustainable basis (measured relative to the average operating costs incurred for the 6 months to November 2015);

8.	Plateau implementing appropriate initiatives with immediate effect, to reduce: (i) the operating cash losses; and (ii) to the extent possible, the maintenance or ‘stay-in-business’ capital (excluding project capital expenditure), at Bokoni Mine so that Bokoni Mine does not incur an operating loss (known as “Cost 4” at the measurement level);

9.	An operational action plan indicating how the tonnage production build-up of Brakfontein and Middelpunt Hill (Bokoni Mine underground shafts) will meet the level set out in the Restructure Plan by January 1, 2016;

10.	A project plan on the retrenchment process applicable to Bokoni Mine and evidence that the Bokoni Mine steering committee and the Bokoni Holdco board of directors have evaluated and approved such retrenchment process; and

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

11.	Written confirmation from Plateau that it will: (i) consult with RPM during the process of recruiting a new General Manager and a new Finance Manager of Bokoni Mine, each in a permanent capacity; (ii) obtain RPMs prior written approval in respect of the persons to be appointed to such positions.

1.10.1.4. Senior Facilities Agreement

The Senior Facilities Agreement was amended and restated to increase the availability under the facility by $7.3 million (ZAR71.4 million) on December 9, 2015 to enable the backlog of trade and other payables relating to Anglo Platinum of approximately $14.4 million (ZAR140.0 million) (discussed above) to be repaid in order to manage the Company’s liquidity.

1.10.2. Going Concern Conclusion

Atlatsa remains in discussions with Anglo Platinum surrounding the future sustainability of Bokoni Mine, as contemplated in the Proposed Transaction above, as well as potential alternative financial support for the Company having regard to current challenges within the South African PGM industry. Management is continuously investigating areas to preserve cash in the short term including the possibility of a further reduction in capital projects where appropriate.

The condensed consolidated interim financial statements are prepared on the basis of accounting policies applicable to a going concern. This basis presumes the following:

1.	That the Restructure Plan will be successfully implemented;

2.	That the conditions to utilisation contemplated in the Term Loan Facility provided by Anglo Platinum will be met; and

3.	That consensus PGM metal price forecasts will strengthen to the projected forecasts for 2016.

These conditions give rise to a material uncertainty which may cast significant doubt on the ability of the Company and its subsidiaries to continue as going concerns and therefore they may be unable to realise their assets and discharge their liabilities in the normal course of business.

1.11 Capital Resources

Atlatsa’s primary source of capital is debt. Atlatsa’s access to capital is dependent upon general commodity and financial market conditions. The Company has secured long-term funding to meet its operating and capital obligations and has negotiated alternative funding arrangements (i.e. the Advance) to December 31, 2015. See Sections 1.4 Debt Arrangements and 1.10.1. Going Concern Assumption.

The Advance, as discussed in Section 1.4.3. Advance on the Purchase of Concentrate Revenue is based on the purchase of concentrate revenue from sales made to RPM. As at June 30, 2015, the Company is not in breach of the loan covenants under the Senior Facilities Agreement or the Working Capital Facility. For a discussion of these debt facilities refer to Section 1.4 Debt Arrangements.

Capital commitments already contracted for by the Company amount to $7.4 million as at June 30, 2015 (compared to $13.5 million at June 30, 2014 and $6.1 million as at December 31, 2014) and are comprised primarily of capital expenditure commitments for property, plant and equipment, and capital-work-in-progress relating to the Bokoni Mine. These capital commitments will be funded by cash available from operations, as well as from the Advance, and other available facilities. For Q2 2015, the Company expects authorised but not contracted expenditures of $22.8 million (compared to $13.7 million in Q2 2014 and $5.3 million at December 31, 2014). These are required to maintain the Company’s capacity, to meet planned growth and to fund development activities, discussed under Section 1.7.1. Bokoni Mine.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

Atlatsa’s cash balance as at June 30, 2015 was $0.5 million compared to $11.8 million at June 30, 2014 and $8.1 million at December 31, 2014. See Section 1.4 Debt Arrangements.

A summary of Atlatsa’s debt facilities as at June 30, 2015, is as follows:

	Balance at June 30, 2015	Total available facility		Un-utilized portion of facility
	$ million
Senior Facilities Agreement(1)(2)	166.7	159.2	(3)(4)	—	(5)
Working Capital Facility(6)	2.8	12.2		2.6
Other(7)	5.0	5.0		—

Total	181.3	176.4		2.6

(1)	Refer to Section 1.4.1. Senior Facilities Agreement for more details.
(2)	This is disclosed at the contractual value outstanding, and will not agree to the face of the Statement of Financial Position which is shown at fair value.
(3)	On May 5, 2014, an agreement was entered into with Anglo Platinum providing that although the principal amount of the Senior Facilities Agreement has reached its cap, an aggregate amount of $16.7 million (ZAR160.0 million) of interest was allowed to accrue above the limit of S162.0 million (ZAR1,550.0 million).
(4)	On December 9, 2015, the Senior Facilities Agreement was increased by $7.3 million (ZAR71.4 million) to make available funds to Bokoni to repay the $14.4 million (ZAR140.0 million). This not yet included in the table above.
(5)	The total undrawn facility under the Senior Facilities Agreement at June 30, 2015 was zero.
(6)	Refer to the Section 1.4.2. Working Capital Facility.
(7)	This includes the finance lease obligations and loan obligations in relation to the procurement of the SAP system (enterprise resource program).

Atlatsa’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings, a BEE shareholder of Atlatsa, retains at least a 51% fully diluted shareholding in the Company until December 31, 2020. Under the current circumstances, there is minimal availability for the Company to issue additional equity.

The Company currently does not use any financial instruments for hedging or similar purposes.

1.12 Off-Balance Sheet Arrangements

Atlatsa has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

1.13 Transactions with Related Parties

RPM is a 49% shareholder in Bokoni Holdco, and is therefore considered to be a related party to the Company. Atlatsa has a number of agreements with RPM including the Concentrate Agreement and the related Advance whereby Bokoni sells the concentrate produced at the Bokoni Mine to RPM at market related prices, which are calculated using actual market prices and adjusted to account for grade and chrome content (refer to Subsection 1.7.1. Bokoni Mine, under the sub-heading “Sale of Concentrate”).

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

Pursuant to the terms of various shared services agreements, the Anglo American plc group of companies provides certain operational services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group for the same or similar services. These services would include, but are not limited to: certain operational services, including administrative, supply chain management, treatment of the concentrate, and other services. For further details regarding the costs of such services, please refer to the table below.

A number of the transactions undertaken pursuant to Phase One and Phase Two of the Refinancing Plan were with related parties, including Anglo Platinum, RPM, and Atlatsa Holdings, including the sale of the mineral properties of Boikgantsho and Eastern Ga-Phasha, the consolidation of the 2009 Senior Debt Facility, the Senior Facilities Agreement and the conversion of the “B” Preference Shares.

Transactions with RPM during Q2 2015, Q2 2014 and Fiscal 2014 are summarized below:

	Q2 2015 (in millions)	Fiscal 2014 (in millions)	Q2 2014 (in millions)
Concentrate sales	51.7	237.4	58.6
Cost of sales*	23.2	49.2	27.3
Finance expense (before interest capitalised)	5.6	19.5	4.4
Fair value gain on Consolidated Debt Facility / Senior Facilities Agreement	0.04	2.1	0.1
Costs capitalised to capital work-in-progress	0.3	3.2	0.8

* Included in cost of sales are the following:

Metal accounting services	0.3	0.8	0.1
Supply chain services	15.9	41.1	12.7
Other	4.3	4.1	1.9

The following balances were outstanding to/from RPM at June 30, 2015, as compared to June 30, 2014 and December 31, 2014:

	June 30, 2015 (in millions)	December 31, 2014 (in millions)	June 30, 2014 (in millions)
Loans and Borrowings	148.7	130.4	118.0
Trade and other payables	20.5	16.5	20.8
Trade and other receivables	8.6	12.6	2.8

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

See the following Sections 1.10 Liquidity, 1.11 Capital Resources and 1.4 Debt Arrangements for additional discussion of financing and debt arrangements with RPM.

1.14 Proposed Transactions

See Section 1.3 Bokoni Restructure Plan announced September 16, 2015 for a discussion of the proposed transactions between the Company and Anglo Platinum.

In addition, as discussed under Section 1.10.1.3. Term Loan Facility, in relation to the terms and conditions of obtaining the Term Loan Facility, Atlatsa has agreed to co-operate with Anglo Platinum in relation to the Proposed Transaction.

1.15 Critical Accounting Estimates

Atlatsa’s accounting policies are presented in full in note 6 of the audited Consolidated Financial Statements for Fiscal 2014, which have been publicly filed on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

The preparation of the Company’s unaudited Condensed Consolidated Interim Financial Statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures, and the disclosure of contingent liabilities at the date of the Consolidated Financial Statements.

Estimates and underlying assumptions are continually reviewed and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Estimates and assumptions that affect the application of accounting policies include: ore reserve and mineral resource estimates, exploration and evaluation expenditure, unit-of-production (“UOP”) depreciation, mine rehabilitation, recoverability of assets, inventories, Contingencies, and fair value measurements.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognised in the unaudited Condensed Consolidated Interim Financial Statements for Q2 2015 is included in note 4 of the audited Consolidated Financial Statements for Fiscal 2014. Critical judgements that affect the application of accounting policies include: exploration and evaluation expenditure, impairment of assets and recovery of deferred tax assets.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below or in the related accounting policy note. The Company based its assumptions and estimates on parameters available when the Consolidated Financial Statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market change or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment to determine whether future economic benefits are likely, from either future exploitation or sale, or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

The determination of a SAMREC resource is itself an estimation process that involves varying degrees of uncertainty depending on how the resources are classified (i.e., measured, indicated or inferred). The estimates directly impact when the Company defers exploration and evaluation expenditure. The deferral policy requires management to make certain estimates and assumptions about future events and circumstances, particularly, whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after expenditure is capitalised, information becomes available suggesting that the recovery of expenditure is unlikely, the relevant capitalised amount is recognised in profit or loss when the new information becomes available.

Recovery of deferred tax assets

Deferred tax assets are recognised for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which the losses can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

Judgement is required to determine which arrangements are considered to be a tax on income as opposed to an operating cost. Judgement is also required to determine whether deferred tax assets are recognised in the Statement of Financial Position. Deferred tax assets, including those arising from unutilised tax losses, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods, in order to utilise recognised deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These estimates of future taxable income are based on forecast cash flows from operations (which are impacted by production and sales volumes, commodity prices, reserves, operating costs, closure and rehabilitation costs, capital expenditure, dividends and other capital management transactions) and judgement about the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realise the net deferred tax assets recorded at the reporting date could be impacted.

In addition, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods.

Ore reserve and mineral resource estimates

Ore reserves and mineral resource estimates are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. Such reserves and mineral resource estimates and changes to these may impact the Company’s reported financial position and results, in the following ways:

•	The carrying value of exploration and evaluation assets; mine properties; property, plant and equipment; and goodwill may be affected due to changes in estimated future cash flows;

•	Depreciation and amortisation charges in profit or loss may change where such charges are determined using the unit-of-production method, or where the useful life of the related assets change;

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

•	Capitalised stripping costs recognised in the statement of financial position as either part of mine properties or inventory or charged to profit or loss may change due to changes in stripping ratios;

•	Provisions for rehabilitation and environmental provisions may change where reserve estimate changes affect expectations about when such activities will occur and the associated cost of these activities; and

•	The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs, along with geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates and reports ore reserves and mineral resources in line with the principles of SAMREC.

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of reserves and mineral resources may change.

UOP depreciation

Estimated economically recoverable reserves are used in determining the depreciation and/or amortisation of mine-specific assets. This results in a depreciation/amortisation charge proportional to the depletion of the anticipated remaining life-of-mine production. Units of production used to calculate depreciation includes proven and probable reserves only. These reserves are updated on a yearly basis as the life-of-mine plan is revised. The life of each item has regard to both its physical life limitations and present assessments of economically recoverable reserves of the mine property at which the asset is located. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and estimates of future capital expenditure.

The calculation of the UOP rate of depreciation/amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on economically recoverable reserves, or if future capital expenditure estimates change.

Changes to economically recoverable reserves could arise due to changes in the factors or assumptions used in estimating reserves, including:

•	The effect on economically recoverable reserves of differences between actual commodity prices and commodity price assumptions; and

•	Unforeseen operational issues.

Changes in estimates are accounted for prospectively.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

Mine rehabilitation

The ultimate rehabilitation costs are uncertain, and cost estimates can vary in response to many factors, including estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases as compared to the inflation rates (2014: 5.40% (2013: 5.50%)), and changes in discount rates (2014: 7.96% (2013: 8.23%)). These uncertainties may result in future actual expenditure differing from the amounts currently provided. Therefore, significant estimates and assumptions are made in determining the provision for mine rehabilitation. As a result, there could be significant adjustments to the provisions established which would affect future financial result.

The provision at reporting date represents management’s best estimate of the present value of the future rehabilitation costs required.

Recoverability/impairment of assets

The Company assesses each cash-generating unit annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair-value-less-costs-of-disposal and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Fair value is the price that would be received to sell an asset or payment made to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account.

Impairment testing requires management to make significant judgements concerning the existence of impairment indicators, identification of cash-generating units, remaining useful lives of assets and estimates of projected cash flows and fair-value-less-costs-of-disposal. Management’s analysis of cash-generating units involves an assessment of a group of assets’ ability to independently generate cash inflows and involves analysing the extent to which different products make use of the same assets. Management’s judgement is also required when assessing whether a previously recognised impairment loss should be reversed. Cash flows are discounted by an appropriate discount rate to determine the net present value.

Due to the economic climate and the significant re-rate in forecasted metal prices, the Company tested the carrying value of its assets for impairment and recognized an impairment loss of $337,064,465 with respect to property, plant and equipment and goodwill.

Management has assessed its cash-generating unit (“CGU”) as being Bokoni Mine, which is the lowest level for which cash flows are largely independent of other assets. The goodwill relates to the acquisition of Bokoni Mine. Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of other assets in the unit (group of units) on a pro rata basis.

The recoverable amount of mining assets and goodwill reviewed for impairment is determined based on value-in-use calculations. All mining assets and goodwill are allocated to one CGU. Key assumptions relating to this valuation include the discount rate and cash flows used to determine the value-in-use. Future cash flows are estimated based on financial budgets approved by management which is based on the mine’s life-of-mine plan. Management determines the expected performance of the mine based on past performance and its expectations of market developments which are incorporated into a life-of-mine plan.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

Key assumptions used in the value-in-use calculation of the impairment assessment of mining assets were the following:

•	Life-of-mine – 35.5 years (2014: 36 years).

•	Real weighted average cost of capital – 11.03% (2014: 10.97%)

•	Average price deck for PGM prices was used. Initial price of US$1,224/oz (2014: US$1,742/oz) for platinum in 2015.

•	Range of ZAR/US$ real exchange rates – based on market expectations. Initial exchange rate of ZAR11.98/US$ (2014: ZAR9.33/US$) used in 2015

•	South African inflation – based on market expectations. Long term inflation rate of 5.80% (2014: 5.40%)

•	Production of 4E ounces starts at 186,701 (2014: 203,889) ounces in 2015, building up to 370,691 (2014: 370,691) ounces in 2041 and gradually scales down towards the end of the life of mine.

Should management’s estimate of the future not reflect actual events, further impairments may be identified. Factors affecting the estimates include:

•	changes to proven and probable ore reserves;

•	the grade of the ore reserves may vary significantly from time to time;

•	review of strategy;

•	differences between actual commodity prices and commodity price assumptions;

•	unforeseen operational issues at Bokoni Mine; and

•	changes in capital, operating, mining, processing and reclamation cost assumptions.

The main indication and driver of the impairment loss recognised is the significant decline in the commodity price since April 2014. On this basis, management is satisfied that the impairment loss is recorded in the correct period when considering whether the impairment loss should have been recorded in Q1 2015.

Inventories – Stockpiles

Net realisable value tests are performed at each reporting date and represent the estimated future sales price of the product the entity expects to realise when the product is processed and sold, less estimated costs to complete production and bring the product to sale. Where the time value of money is material, these future prices and costs to complete are discounted.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained PGM ounces is based on assay data, and the estimated recovery percentage is based on the expected processing method. Stockpile tonnages are verified by periodic surveys. The stockpile inventory at June 30, 2015 amounted to $2.1 million.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

Contingencies

By their nature, contingencies will be resolved only when one or more uncertain future events occur or fail to occur. The assessment of the existence and potential quantum of contingencies inherently involves the exercise of significant judgement and the use of estimates regarding the outcome of future events.

Fair value measurements

The Company measures financial instruments at fair value on initial recognition. Also, from time to time, the fair value of non-financial assets and liabilities are required to be determined, e.g., when the entity acquires a business, or where an entity measures the recoverable amount of an asset or cash-generating unit at fair value less costs of disposal.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs. Changes in estimates and assumptions about these inputs could affect the reported fair value.

Share-based payments

The fair value of options granted is being determined using Black-Scholes and Monte-Carlo Simulation valuation models. Refer to Note 39 of the audited Consolidated Financial Statements for Fiscal 2014 for significant inputs into the models for the various share option schemes.

In regards to new Share Appreciation Rights (issued in May 2015) similar inputs are used as discussed in Note 39 of the audited Consolidated Financial Statements for Fiscal 2014.

Senior Facilities Agreement

Management has applied judgment when determining the fair value on initial recognition for the Senior Facilities Agreement. The fair value of the Senior Facilities Agreement is determined using a cash flow valuation model. The significant inputs into the model are the opening balances as contractually agreed with the counterparty, set interest rates applicable to the Company, projected drawdowns and repayments on the loan and projected forward JIBAR rates plus a market related spread. Based on the aforementioned, an effective interest rate was established on initial recognition that would be used to build the loan back up to contractual value by date of payment.

The following assumptions in the model may change:

•	Any additional drawdowns have to be fairly valued at initial recognition; and

•	Update of the quarter end JIBAR curve, which may have an impact on the projected JIBAR rates.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

•	An adjustment to the estimates of cash flows.

The fair value of the Senior Facilities Agreement is determined using a cash flow valuation model. The significant inputs into the model are:

•	opening balances as contractually agreed with the counterparty;

•	a market related interest rate (independently sourced from Rand Merchant Bank) as JIBAR+8%;the interest rate table as documented under Section 1.8 Discussion of Operations - “Finance expenses”;

•	any draw down between Bokoni Holdco and RPM since the repayment of debt on December 13, 2013 will be capitalised as per the Senior Facilities Agreement (refer to 1.4.1. Senior Facilities Agreement, where the capitalisation is documented);

•	best estimate of the cash flows (drawdowns and repayments on the loans) until 2020 when the loans, per contractual agreement should be repaid; and

•	a projected forward JIBAR rate plus a market related spread until 2020, the fair value of the loans are calculated as the present value of the future cash flows.

Based on the above, on day one, an effective interest rate is established that would be used to increase the loan back up to contractual value by date of payment.

On a quarterly basis, the carrying amounts of the financial liabilities are adjusted to reflect the actual and revised estimated cash flows on the loans, resulting in AG8 adjustments. The carrying amounts of the loans are recalculated as per the present value of the revised estimated future cash flows, using the original effective interest rate, as per the day one calculation. Subsequent adjustments will be a result of changes in estimates on the repayment of the loans.

1.16 Changes in Accounting Policies

The accounting policies applied by Atlatsa in the unaudited Condensed Consolidated Interim Financial Statements as at, and for the three and six months ended June 30, 2015, are the same as those applied by Atlatsa in the audited Consolidated Financial Statements as at, and for the year ending December 31, 2014, which have been publicly filed on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

Standards and interpretations issued but not yet effective and applicable to the Company:

The standard and interpretations that are issued, but not yet effective, up to the date of the issuance of the unaudited Condensed Consolidated Interim Financial Statements are disclosed below:

Effective January 1, 2016:

•	IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture – Amendments to IFRS 10 and IAS 28

•	IFRS 10, IFRS 12, and IAS 28 Investment Entities: Applying the Consolidation Exception – Amendments to IFRS 10, IFRS 12 and IAS 28

•	IFRS 11 Accounting for Acquisitions of Interests in Joint Operations – Amendments to IFRS 11

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

•	IFRS 14 Regulatory Deferral Accounts

•	IAS 1 Disclosure Initiative – Amendments to IAS 1

•	IAS 16 and IAS 38 – Clarification of Acceptable Methods of Depreciation and Amortisation – Amendments to IAS 16 and IAS 38

•	IAS 16 and IAS 41 Agriculture – Bearer Plants – Amendments to IAS 16 and IAS 41

•	IAS 27 – Equity Method in Separate Financial Statements – Amendments to IAS 27

•	Annual IFRS Improvements Process 2012 – 2014 Cycle – various standards

Effective January 1, 2017:

•	IFRS 15 Revenue from Contracts with Customers

Effective January 1, 2018:

•	IFRS 9 Financial Instruments

All Standards and Interpretations will be adopted at their effective date, if applicable.

Management is currently in the process of assessing the impact of the above-mentioned changes, if any.

1.17 Financial Instruments and Risk Management

Atlatsa’s Financial Instruments and Risk Management are presented in note 6.3 and 9, respectively of the audited Consolidated Financial Statements for Fiscal 2014, which have been publicly filed on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

Financial instruments – initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

•	Initial recognition and measurement

Financial assets are classified, at initial recognition, as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale (“AFS”) financial assets, as appropriate.

All financial assets are recognised initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

Purchases or sales of financial assets that require delivery of assets in a timeframe established by regulation or convention in the marketplace (regular way trades) are recognised on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

•	Subsequent measurement

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

The subsequent measurements of financial assets are classified into four categories:

•	Financial assets at fair value through profit or loss – the Company has no financial assets at fair value through profit or loss.

•	Loans and receivables.

•	Held-to-maturity investments — the Company has no held-to-maturity investments.

•	AFS financial investments — the Company has no AFS financial assets.

•	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial measurement loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance income in the profit or loss. The losses arising from impairment are recognised in profit or loss for loans and receivables.

Loans and receivables comprise trade and other receivables, restricted cash, investment in the Platinum Producer’s Environmental Trust and cash and cash equivalents.

•	Derecognition

A financial asset (or, when applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when either:

•	The rights to receive cash flows from the asset have expired; or

•	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ’pass-through’ arrangement and either: (a) the Company has transferred substantially all the risks and rewards of the asset; or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognise the transferred asset to the extent of the Company’s continuing involvement. In that case, the Company also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Financial liabilities

•	Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, financial liabilities at amortised cost, as appropriate. All financial liabilities are recognised initially at fair value and, in the case of financial liabilities at amortised cost, net of directly attributable transaction costs.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

The Company’s financial liabilities include trade and other payables and loans and borrowings including bank overdrafts.

•	Subsequent measurement

The measurement of financial liabilities depends on their classification as described below.

•	Financial liabilities at amortised cost

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Gains and losses are recognised in profit or loss when the liabilities are derecognised.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included as finance costs in profit or loss. This category generally applies to loans and borrowings and trade and other payables.

For loans and borrowings with a shareholder, refer to Note 6.18, Transactions with a shareholder.

•	Derecognition

A financial liability is derecognised when the associated obligation is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in profit or loss, unless the transaction takes place with a shareholder acting in its capacity as shareholder, in which case the gain or loss is recognised directly in equity.

Financial Risk Management Activities

Atlatsa manages its exposure to key financial risks in accordance with its financial risk management policy. The risk management policies are established to identify and analyse the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. Atlatsa, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Refer to note 9 of the audited Consolidated Financial Statements as at, and for the year ended December 31, 2014.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

•	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers, and cash and equivalents.

The carrying amount of financial assets represents the maximum credit exposure.

•	Trade and other receivables

Trade receivables represents sale of concentrate to RPM in terms of a concentrate off-take agreement. The carrying value represents the maximum credit risk exposure. Atlatsa has no collateral against these receivables. The terms of the receivables are 90 days.

100% of the Company’s revenue is generated in South Africa from sale of concentrate by Bokoni Mine to RPM.

•	Cash and cash equivalents

At times when the Company’s cash position is positive, cash deposits are made with financial institutions having superior local credit ratings.

•	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Senior Facilities Agreement and the Working Capital Facility were entered into on December 13, 2013. The Working Capital Facility was amended on May 21, 2015. The Company’s cash and cash equivalents are invested in business accounts which are available on demand.

An alternative funding arrangement, the Advance, was entered into with RPM whereby an Advance on the revenue from the concentrate sales made to RPM by Bokoni pursuant to the Concentrate Agreement was provided. This arrangement is currently available until December 31, 2015. See Section 1.4.3. Advance on the Purchase of Concentrate Revenue.

The Company’s South African operations are subject to currency exchange controls administered by the South African Reserve Bank (“SARB”). South African law provides for exchange control regulations that restrict the export of capital. The exchange control regulations, which are administered by SARB, regulate transactions involving South African residents, including legal entities, and limit a South African company’s ability to borrow from and repay loans to non-residents and to provide guarantees for the obligations of its affiliates with regard to funds obtained from non-residents.

A portion of the Company’s funding for its South African operations consists of loans advanced to its South African subsidiaries from subsidiaries that are non-residents of South Africa. The Company is in compliance with SARB regulations and is therefore not subject to restrictions on the ability of its South African subsidiaries to transfer funds to the Company or to other subsidiaries. In addition, the SARB has introduced various measures in recent years to relax the exchange controls in South Africa to entice foreign investment in the country. However, if more burdensome exchange controls were proposed or adopted by the SARB in the future, or if the Company was unable to comply with existing SARB regulations, such exchange control regulations could restrict the ability of the Company and its subsidiaries to repatriate funds needed to effectively finance the Company’s operations.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

Refer to Section 1.10 Liquidity for details on the material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern and, therefore that it may be unable to realise its assets and discharge its liabilities in the normal course of business, including the Advance that is available until December 31, 2015.

•	Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. The Company’s exposure to the risk of changes in the market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates. The interest rate is linked to JIBAR.

The following demonstrates the sensitivity to a possible change in interest rates, of the Company’s profit/(loss) before tax due to changes in the rate of loans and borrowings. All other variables are held constant.

Increase /(decrease) in interest rate	Effect on loss before tax for the six months ended June 30, 2015 (increase)/decrease		Effect on loss before tax for the six months ended June 30 2014 (increase)/decrease
	CAD$		CAD$
+1%	2.7 million		1.2 million
-1%	(2.6 million	)	(1.2 million	)

•	Foreign Currency Risk

Foreign currency risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company, from time to time, enters into transactions for the purchase of supplies and services denominated in foreign currency. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Within the Company, certain loans between Company entities amounting to $48.1 million (Q2 2014: $49.3 million) are exposed to foreign exchange fluctuations. The closing ZAR to $ exchange rate for the six months ending June 30, 2015 was ZAR9.74 (Q2 2014: ZAR9.95).

The following table demonstrates the sensitivity to a reasonably possible change in the foreign exchange rate, of the Company’s profit/(loss) before tax due to changes in the carrying value of monetary assets and liabilities at reporting date. All other variables are held constant.

Increase /(decrease) in foreign exchange rate	Effect on loss before tax for the six months ended June 30, 2015 (increase)/decrease		Effect on loss before tax for the six months ended June 30, 2014 (increase)/decrease
	CAD$		CAD$
+10%	4.8 million		4.9 million
-10%	(4.8 million	)	(4.9 million	)

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

•	Commodity Price Risk

The value of the Company’s revenue and resource properties depends on the prices of PGM’s and their outlook. The Company does not hedge its exposure to commodity price risk. PGM prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of hedging activities.

Increase /(decrease) in 4E basket price	Effect on loss before tax for the six months ended June 30, 2015 (increase)/decrease		Effect on loss before tax for the six months ended June 30, 2014 (increase)/decrease
	CAD$		CAD$
+10%	10.4 million		11.2 million
-10%	(10.4 million	)	(11.2 million	)

•	Capital Risk Management

The primary objective of managing the Company’s capital is to ensure that there is sufficient capital available to support the funding and operating requirements of the Company in a way that optimises the cost of capital, maximizes shareholders’ returns, matches the current strategic business plan and ensures that the Company remains in a sound financial position.

The Company manages and makes adjustments to the capital structure which consists of debt and equity as and when borrowings mature or when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof. The Company may also adjust the amount of dividends paid, sell assets to reduce debt or schedule projects to manage the capital structure. Atlatsa’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until December 31, 2020, as required by covenants given by Atlatsa Holdings and Atlatsa in favour of the DMR, the SARB and Anglo Platinum.

During the year the Company entered into an Advance on Concentrate sales agreement to manage capital risk. (Refer to Section 1.10 Liquidity). There were no other changes to the Company’s approach to capital management during the year.

1.18 Other MD&A Requirements

Additional information relating to Atlatsa, including Atlatsa’s Annual Report on Form 20-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

1.19 Disclosure of Outstanding Share Data

At the Company’s Annual General Meeting on June 27, 2014, shareholders approved a new Share Option Plan, Share Appreciation Rights Plan and Conditional Share Unit Plan (collectively the “New Equity Incentive Plans”) and authorized issuances thereunder to entitle the applicable holders thereof to such number of Common Shares equal to 10% of the Company’s outstanding Common Shares from time to time. Upon the adoption of the new Share Option Plan, the Company’s pre-existing Stock Option Plan terminated. Any options outstanding thereunder are now governed by the terms of the new Share Option Plan.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

Refer to the Company’s Management Information Circular dated May 21, 2014, which is available on SEDAR, for more information relating to the New Equity Incentive Plans.

Share Appreciation Rights

On May 28, 2015, the Company awarded 2,887,070 Share Appreciation Rights (“SARs”) at a grant price of R1.45, to eligible employees of Plateau. These SARs will vest on December 31, 2017.

The share-based payment recognised during Q2 2015 was $8,296.52.

Conditional Share Unit Plan

On August 20, 2014, the Company awarded 9,004,500 Conditional Share Units (“CSUs”) to eligible employees of Plateau entitling each applicable employee to one common share of the Company on the vesting date. These CSUs will vest on March 31, 2017 after the Company’s Average Total Shareholder Return (“TSR”) for the 2014, 2015 and 2016 years are assessed when compared to five specified peer comparator companies.

On May 28, 2015, the Company awarded 26,420,300 CSUs to eligible employees of Plateau entitling each applicable employee to one common share of the Company on the vesting date. These CSUs will vest on December 31, 2017 after the Company’s TSR for the 2014, 2015 and 2016 years are assessed when compared to five specified peer comparator companies.

The CSUs will vest based on the following ranking in relation to the TSR:

Ranking of Atlatsa to peer comparator company	% of shares to vest
First	100
Second	90
Third	60
Fourth	40
Fifth or below	0

The share-based payment recognised during Q2 2015 was $717,331 (2014: $nil).

Restricted Share Units (“RSUs”)

On November 6, 2014, the Company awarded 133,333 RSUs to eligible employees of Plateau entitling the relevant employee to one common share of the Company on the vesting date. These RSUs vested on May 31, 2015.

The share-based payment recognised during Q2 2015 was $6,897 (2014: $9,358). The total expense recognised was $31,856 and 133,333 shares were issued.

Equity-settled Options

On August 20, 2014, the Company issued 5,142,882 share options to its Non-Executive Directors (“NEDs”) in terms of its approved share option plan at a strike price of ZAR3.813 ($0.39).

For NEDs employed for more than six months as at the grant date of the options, one third of the share options will vest six months after the grant date, the second third of the share options will vest one year after the grant date and the last third will vest eighteen months after the grant date. For NEDs employed

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015 for less than six months as at the grant date of the options, one third of the share options will vest one year after the grant date, the second third of the share options will vest eighteen months after the grant date and the last third will vest two years after the grant date.

The share-based payment recognised during Q2 2015 was $31,042 (2014:370,891).

As of June 30, 2015, 9,702,882 options were outstanding with the following terms:

Expiry date	Option price	Number of options outstanding	Number of options vested	Weighted average life (years)
November 30, 2016	$0.84	4,060,000	4,060,000	1.42
May 1, 2017	$1.61	500,000	500,000	1.92
August 19, 2024	$0.39	5,142,884	—	9.13

Total		9,702,882	4,560,000

Weighted average exercise price		$1.36	$1.36

As of the date hereof, the issued share capital of Atlatsa was 554,421,806 Common Shares.

1.20 Internal Controls over Financial Reporting Procedures

Atlatsa’s management, including its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) (as such term is defined in applicable securities regulations). Under Section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of Atlatsa’s ICFR as of the end of each fiscal year-end report, based on that assessment, whether the Company’s ICFR is effective. Atlatsa’s internal control system was designed to provide reasonable assurance to Atlatsa’s management and the board of directors regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. ICFR includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Atlatsa.

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Atlatsa are being made only in accordance with authorizations of management and directors of Atlatsa.

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Atlatsa’s assets that could have a material effect on the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is defined as a process designed to provide reasonable assurance with respect to the reliability of financial reporting and the presentation of financial statements for external purposes in accordance with IFRS. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Under the supervision and with the participation of the CEO and CFO, Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. In

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015 making their assessment, Management used criteria established in the framework on 1992 Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based upon that assessment, Management concluded that the Company’s internal control over financial reporting was not effective at the reasonable assurance level as of December 31, 2014 because of the material weaknesses in the Company’s internal control over financial reporting related to a lack of management oversight of accounting processes primarily at Bokoni, including with the risk assessment and design of controls to reduce the risk of material misstatement to an appropriate level.

During Q2 2015, management has been working towards remediating the material weakness in the Company’s internal control over financial reporting as detailed below:

•	The Financial Manager at Bokoni has resigned and is no longer employed by Bokoni. A qualified and experienced person has been appointed to act in the interim as the Financial Manager. A formal appointment will be made by March 31, 2016.

•	The Company is in the process of reviewing, with a view to strengthening, its management oversight of all subsidiaries, including its assessment of risks in their internal control environment and procedures.

•	The Company is instilling a formal process for year-end risk management compliance reporting, requiring the operation’s Senior Management and Group Executive Management to confirm their responsibilities for risk management and internal control.

•	Steps are being taken to embed internal control and risk management further into the operations of the business and to address areas of improvement which come to the attention of Management.

•	An additional oversight function took place at Atlatsa starting in Q2 2015, to confirm that controls are being performed effectively.

•	The 2015 internal audit plan is risk based and with focus on those areas that are critical to the Company’s business objectives.

Under the direction of the Audit and Risk Committee and the Board of Directors, Management will continue to develop and implement policies to improve the Company’s internal control over financial reporting. The material weakness cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and Management has concluded, through testing, that these controls are operating effectively. However, it is Management’s intention to effectively remediate the material weaknesses that were identified as having existed as at December 31, 2014 by the end of Fiscal 2015.

Disclosure Controls and Procedures

Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified in applicable securities regulations.

Under the supervision of and with the participation of Management, including the CEO and CFO, Management evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, and required by Rule 13a-15 (b) under the Exchange Act, as of December 31, 2014. Based upon that evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures were not effective because of the material weaknesses in the Company’s internal control over financial reporting described above.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2015

Notwithstanding the ineffectiveness of the Company’s disclosure controls and procedures as of December 31, 2014, Management believes that the unaudited Condensed Consolidated Interim Financial Statements and other financial information contained in this MD&A present fairly, in all material respects, the financial condition, results of operations and cash flows as of, and for, the dates and periods presented.

1.21 Risk Factors

Atlatsa is subject to significant risks and uncertainties which are described in detail under Item 3D “Risk Factors” in Atlatsa’s Annual Report on Form 20-F which is publicly available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.